Filed Pursuant to Rule 424(b)(1)

File No. 333-143473

8,500,000 Shares

AMERICAN ORIENTAL BIOENGINEERING, INC.

Common Stock

$8.50 per share

•     American Oriental Bioengineering, Inc. is offering 8,000,000 shares of common stock and the selling stockholder named in this prospectus is offering 500,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholder.

• The last reported sale price of our common stock on June 27, 2007 was $8.76 per share. • Trading symbol: New York Stock Exchange — AOB

This investment involves a high degree of risk. See “ Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$8.50	$72,250,000
Underwriting discount and commissions	0.51	4,335,000
Proceeds, before expenses, to American Oriental Bioengineering, Inc.	7.99	63,920,000
Proceeds, before expenses, to selling stockholder	7.99	3,995,000

The underwriters have a 30-day option to purchase up to 1,275,000 additional shares of common stock from us to cover over-allotments, if any. The underwriters expect to deliver the shares of common stock to investors on or about July 3, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

CIBC World Markets

Lazard Capital Markets

Jefferies & Company

Brean Murray, Carret & Co.

The date of this prospectus is June 27, 2007.

AOBO

American Oriental Bioengineering Inc

DEDICATED TO YOUR HEALTH IMPROVEMENT

爲實現人人享有健康服務

AOBO
American Oriental Bioengineering Inc
DEDICATED TO YOUR HEALTH IMPROVEMENT
爲實現人人享有健康服務
AOBO PBP-SHL Injection Power
AOBO植物藥——雙黃連家族
雙黃連家族 專業抗病毒用藥
AOBO PBP-Jinji Series
AOBO植物藥——金鷄家族
金鷄家族 專業女性用藥
AOBO PBP-Cease Enuresis Series
AOBO植物藥——遺尿家族
遺尿家族 專業治遺尿
AOBO PBN-Soybean Peptide Series
AOBO保健品——豆肽家族
全球健康品 世界好狀態

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholder have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by American Oriental Bioengineering, Inc., the selling stockholder and the underwriters to inform themselves about, and to observe any such restrictions, and neither American Oriental Bioengineering, Inc., the selling stockholder, nor any of the underwriters accepts any liability in relation thereto. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including “Risk Factors” and the consolidated financial statements and related notes thereto, before you decide to invest in our common stock. The information in this prospectus, unless the content indicates otherwise, assumes no exercise by the underwriters of their over-allotment option. Unless the context indicates otherwise, the references in this prospectus to “AOBO,” “we,” “us” and “our” refer to American Oriental Bioengineering, Inc., together with its subsidiaries.

Overview

We are a leading, fully integrated, plant based pharmaceutical and plant based nutraceutical company dedicated to improving health through the development, manufacture and commercialization of modernized plant based products in China. Our profitable and diversified business is comprised of prescription plant based pharmaceutical, or PBP, products, over-the-counter PBP products and plant based nutraceutical, or PBN, products. Our pharmaceutical products are well-recognized brands in China and have been approved by the Chinese State Food and Drug Administration, or SFDA, based on demonstrated safety and efficacy. We sell our products primarily to hospitals, clinics, pharmacies and retail outlets at over 100,000 locations in all provinces, including rural areas and major cities in China, through the efforts of our approximately 1,800 sales and marketing professionals. We leverage our relationships with over 300 distributors to distribute our products to both urban and rural areas of China. We have experienced substantial growth in recent years and intend to use our established business as a platform for continued growth both organically and through strategic acquisitions.

Our revenues increased from $54.7 million in 2005 to $110.2 million in 2006, representing an increase of 101.3% year over year and totaled $25.7 million for the first quarter of 2007 compared to $19.1 million for the first quarter of 2006. Our net income increased from $13.4 million in 2005 to $29.2 million in 2006, representing an increase of 117.9% year over year and totaled $6.4 million for the first quarter of 2007 compared to $4.9 million for the first quarter of 2006.

The following table represents revenues realized from the sale of our PBP and PBN products for the periods indicated:

	For the Year Ended December 31,		Percent Change	For the Quarter Ended March 31,		Percent Change
	2005	2006		2006	2007
	(in thousands)			(Unaudited) (in thousands)

PBP products	$34,185	$79,367	132.2%	$12,180	$18,564	52.4%
PBN products	20,548	30,815	50.0	6,907	7,159	3.6

Total Sales	$54,733	$110,182	101.3%	$19,087	$25,723	34.8%

Industry Overview

According to a recent ISI Emerging Markets report, the pharmaceutical industry in China was approximately $27.7 billion in 2005 and China is forecast to become the world’s fifth largest pharmaceutical market by 2010, which includes both western medicine and Traditional Chinese Medicine, or TCM. This growth is being driven by several factors including improving standards of living, an increase in disposable income fueled by the growing economy, the aging population, the increasing participation in the State Basic Medical Insurance System and the increase in government spending on public healthcare.

Our PBP products are modernized versions of TCM. Plant based TCM products have been widely used in China for thousands of years and are deeply ingrained in the Chinese culture. In 2006, the market for TCM products in China was approximately $5.8 billion, accounting for approximately 20.9% of the pharmaceutical market in China. Currently, the TCM market in China is highly fragmented, and we believe there are over 1,200 companies engaged in the development, manufacture and sale of TCM products providing a significant opportunity to acquire additional businesses, products and technologies.

We believe that TCM, and PBP products in particular, will remain mainstream medicines in China and will continue to grow as a result of:

•	China’s longstanding preference for TCM remedies;

•	government support for TCM as a key component of increasing the quality of healthcare;

•	strong brands supported by a long history;

•	the rapidly growing over-the-counter market, in which TCM makes up more than half; and

•	lower pricing as compared to western medicine.

According to a 2006 Frost & Sullivan report, the size of the Chinese nutraceutical market, comprised of functional foods, functional beverages and dietary supplements, was $12.5 billion in 2005. Nutraceutical products that are considered health foods in China are subject to regulatory approval by the SFDA. These substances, however, only need to demonstrate safety rather than meet clinical endpoints for efficacy. The SFDA has a list of 27 approved health and beauty benefits that nutraceuticals may claim on their packaging or in advertisements.

We currently manufacture and sell over 20 products. The following table summarizes our principal marketed PBP and PBN products that comprised the majority of our revenue in the first quarter of 2007.

Product	Distribution Point	Indication	Year of AOBO Commercial Launch

PBP Products

Shuanghuanglian Lyophilized Injection Powder	Prescription	Respiratory infections, bronchitis and tonsillitis	2004

Cease Enuresis Soft Gel	Prescription	Bedwetting	2004

Cease Enuresis Patch	Over-the-counter	Bedwetting and incontinence	2005

Jinji Capsule	Over-the-counter	Endometritis, annexitis and pelvic inflammations	2006

Jinji Yimucao	Over-the-counter	Premenstrual syndrome, or PMS, and other PMS and menopause-related symptoms	2007

PBN Products

Soy Peptide Series	Retail	Nutritional products for overall health and well-being	2003

Each of our PBP products have certain medicinal functions and have demonstrated safety and efficacy in accordance with SFDA requirements for the treatment of at least one or more therapeutic indications. PBP products are based on non-synthetic medicinal compounds that are extracted from various parts of one or more plants. We apply modern production techniques to TCMs to produce a variety of PBP products in different formulations, such as tablets, capsules and powders.

We currently market two prescription PBP products in China. Shuanghuanglian Lyophilized Injection Powder, or SHL Injection Powder, is an anti-viral injection effective in treating respiratory infections, bronchitis and tonsillitis, and Cease Enuresis Soft Gel, or CE Gel, is indicated to alleviate bedwetting. We market our SHL Injection Powder through our brand name SHJ, and our CE Gel through Harbin Three Happiness Bioengineering Co., Ltd, or Three Happiness, which are both well-recognized brand names in China. These products are detailed to physicians at hospitals and clinics through the efforts of our sales force and through educational physician conferences and seminars.

Over-the-counter PBP products are similar to our prescription PBP products in that they are derived from plants, but are sold over-the-counter direct to consumers in pharmacies and other retail outlets. We currently market 16 over-the-counter PBP products including our Jinji Series, a line of products approved for the treatment of various women’s health indications including endometritis, annexitis, pelvic inflammation, premenstrual and menopausal symptoms, and our Cease Enuresis Patch, or CE Patch, a product indicated to alleviate bedwetting and for the treatment of incontinence. Our Jinji line of products and our CE Patch have leading market positions in the over-the-counter segments in which they compete and are marketed through our extensive direct-to-consumer advertising campaign. We highlight the quality and benefits of these products through television, newspaper and print advertisements, including our current advertising campaign for our Jinji products featuring the popular Chinese celebrity, Ms. Ni Ping. These commercials are televised daily throughout China on most channels.

PBN products, also frequently referred to as functional foods, functional beverages, dietary supplements and general nutritional supplements, are intended to be used to improve overall health and well-being. We market several PBN products as general nutritional supplements in China, including our popular soybean peptide based drinks, tablets, powders and instant coffee. Our general nutritional supplements are not regulated by the SFDA; however, local government agencies may impose certain manufacturing requirements on these products aimed at protecting their hygiene. We promote our PBN products through a print advertising campaign in magazines and newspapers, and distribute these products to supermarkets, fitness centers, healthcare specialty stores and other retail outlets in China.

In addition to our marketed products, we have a portfolio of over 100 prescription and over-the-counter PBP products that are approved by the SFDA, but have not been commercially launched, and we are researching new modernized TCM products and existing product line extensions.

We own and operate three manufacturing facilities through which we manufacture all of our products. Each facility is Good Manufacturing Practices, or GMP, International Organization for Standardization, or ISO, and Export Product certified.

Our Strengths

We believe we have the following competitive strengths that could enable us to capitalize on the large, fragmented and growing market for our PBP and PBN products:

•	Fully Integrated Platform for Sustainable Growth

•	Diverse Product Categories That Provide Operating Flexibility

•	Well-Recognized Brand Names That Can be Leveraged for Additional Growth

•	Demonstrated Ability to Identify and Integrate Acquisitions

•	Experienced and Results-Oriented Management Team

Our Strategy

Our objective is to become the market leader for the development, manufacture and commercialization of PBP and PBN products. We intend to achieve this objective by:

•	Promoting Our Existing Brands to Maintain National Recognition

•	Developing and Introducing Additional Products to Expand or Strengthen Our Existing Portfolio

•	Expanding Our Distribution Network for Further Market Penetration

•	Acquiring Complementary Products, Technologies and Companies

Corporate Structure

Three Happiness had been conducting business in China since 1994. In June 2002, through a share acquisition from the stockholders of Three Happiness, Three Happiness became our wholly-owned subsidiary and continued its business operations in China. Prior to the share acquisition we did not have any business operations. At the time of the share acquisition we changed our name to American Oriental Bioengineering, Inc.

In February 2003, we acquired the rights to a soybean protein peptide biochemical engineering project, which provided us with the rights to manufacture and commercialize our Soy Peptide Series of PBN products. Also, since the share acquisition in 2002, we acquired three companies in China. In November

2004, we acquired Heilongjiang Songhuajiang Pharmaceutical, or HSPL, which manufactures and commercializes our SHL Injection Powder. In April 2006, we acquired Guangxi Lingfeng Pharmaceutical Co., or GLP, which manufactures and commercializes our Jinji Series. In July 2006, we acquired Heilongjiang Qitai Pharmaceutical Limited, or HQPL, a pharmaceutical distributor that owns a license to distribute pharmaceutical products in China.

On July 18, 2005, our common stock commenced trading on the American Stock Exchange, or AMEX, under the ticker symbol “AOB.” On November 14, 2005, our common stock commenced trading on the Archipelago Exchange, or ArcaEx, a facility of the Pacific Exchange.

On December 18, 2006, we voluntarily elected to delist our common stock from AMEX and ArcaEx. Our common stock commenced trading on the New York Stock Exchange, or NYSE, under the ticker symbol “AOB” on the same day.

Corporate Information

Our principal executive offices are located at No. 4018 Jintian Road, Anlian Plaza, 12F Suite B02, Futian District, Shenzhen 518026, People’s Republic of China. Our telephone number at this address is 755-8828-4515 and our fax number is 755-8828-4500.

Investor inquiries should be directed to us at the address and telephone number of our principal United States offices, located at 90 Park Avenue, Suite 1706, New York, NY, 10016. Our telephone number at this address is (212) 786-7566 and our fax number is (212) 786-7569. Our website is www.bioaobo.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is Beckley Singleton CHTD, Las Vegas, Nevada.

The Offering

Common stock offered:

By American Oriental Bioengineering, Inc.	8,000,000 shares

By the selling stockholder.	500,000 shares(1)

Total.	8,500,000 shares

Common stock outstanding after this offering	73,117,910 shares

Offering price	$8.50 per share

Use of proceeds

We expect to use the net proceeds from this offering for sales and marketing of our products, acquisitions, research and development activities, working capital and general corporate purposes. We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

New York Stock Exchange symbol	AOB

Risk factors

Investing in our common stock involves certain risks. You should carefully consider the risk factors discussed under the heading “Risk Factors” beginning on page 8 of this prospectus and other information contained or incorporated by reference in this prospectus before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering is based on 65,117,910 shares of our common stock outstanding as of May 31, 2007, and excludes:

•	3,683,758 shares of our common stock issuable upon the exercise of warrants outstanding as of May 31, 2007, at a weighted average exercise price of $6.40 per share;

•	99,269 shares of our common stock issuable upon the exercise of options outstanding as of May 31, 2007, at a weighted average exercise price of $2.00 per share; and

•	5,000,000 shares of our common stock reserved for future issuance under our 2006 Equity Incentive Plan as of May 31, 2007.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

(1)	All 500,000 shares of common stock are being offered by Tony Liu, our Chairman and Chief Executive Officer.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus. The statement of operations data for the three months ended March 31, 2006 and 2007, and the balance sheet data as of March 31, 2007 are derived from our unaudited condensed consolidated financial statements, which are incorporated by reference in this prospectus. You should read this data together with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our consolidated financial statements and the notes thereto, incorporated by reference in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands, except per share data)
Statement of Operations:
Revenues	$31,967	$54,733	$110,182	$19,087	$25,723
Gross profit	20,192	34,209	71,864	12,289	17,705
Total operating expenses	10,147	15,869	35,486	5,906	9,792
Income from operations	10,045	18,340	36,378	6,383	7,913
Net income	$7,771	$13,426	$29,201	$4,917	$6,446

Net income per common share:
Basic	$0.23	$0.31	$0.47	$0.08	$0.10
Diluted	$0.23	$0.31	$0.46	$0.08	$0.10

Weighted average number of shares outstanding:
Basic	33,596	43,828	62,680	61,223	64,609
Diluted	33,954	43,840	62,914	61,319	66,546

	As of March 31, 2007
	Actual	Pro Forma As Adjusted(1)
	(Unaudited)
	(in thousands, except share and per share data)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$93,442	$156,512
Working capital	102,092	165,162
Total assets	192,370	255,440
Total debt (including current maturities)	10,445	10,445
Stockholders’ equity	$166,490	$229,560

(1)

Reflects the sale of 8,000,000 shares of common stock offered by us at the offering price of $8.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with all other information contained or incorporated by reference in this prospectus, including the matters discussed under “Special Note Concerning Forward-Looking Statements,” before you decide to invest in our common stock. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects would be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

A disproportionate amount of our sales revenue is derived from five of our products and a disruption in, or a compromise of, our manufacturing or sales operations, or distribution channels related to any of these five products could materially and adversely affect our financial condition and results of operations.

Our top five products, which comprise Shuanghuanglian Lyophilized Injection Powder, or SHL Injection Powder, Cease Enuresis Soft Gel, or CE Gel, Cease Enuresis Patch, or CE patch, Jinji Capsule and Soybean Peptide Tablets, constituted approximately 86.1% of our total revenues in fiscal 2006 and 82.9% of our total revenues for the three months ended March 31, 2007. We expect that these five products will continue to account for a majority of our sales in the near future. Because of our dependence on a few products, any disruption in, or compromise of, our manufacturing operations, sales operations or distribution channels, relating to any of these products could result in our failure to meet shipping and delivery deadlines or meet quality standards, which in turn could result in the cancellation of purchase orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations.

Intense competition from existing and new companies may adversely affect our revenues and profitability.

We compete with other companies, many of whom are developing, or can be expected to develop, products similar to ours. Some of our competitors are more established than we are, have greater brand recognition of products that compete with ours, have more financial, technical, marketing and other resources than we presently possess and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers or adopt more aggressive pricing policies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are less expensive or have more attractive product characteristics than our current products or products that we may develop in the future. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

We depend on our key management personnel and the loss of their services could adversely affect our business.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We place substantial reliance upon the efforts and abilities of our executive officers, including Tony Liu, Yanchun Li, Jun Min and Binsheng Li. The loss of services of any of these individuals or one or more other members of our senior management could delay or prevent the successful execution of our business objectives and could have a material adverse effect on our operations.

Replacing key employees may be difficult and costly and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop and commercialize products successfully. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice. We will need to hire additional personnel as we expand our commercial activities. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede these objectives.

We cannot assure you that we will be able to complete acquisitions or successfully integrate new businesses into our own.

We intend to pursue opportunities to grow our business by acquiring businesses, products and technologies that are complementary or related to our existing product lines. Successful completion of an acquisition depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may face competition from other companies interested in acquiring the target company that have greater financial and other resources than we have. Acquisitions of businesses, products, technologies or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership.

Even if we complete one or more strategic transactions, we may be unable to integrate or coordinate successfully the personnel and operations of a business. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may incur non-recurring severance expenses, restructuring charges and change of control payments and may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We cannot assure you that any completed acquisitions will meet one or more of our stated acquisition criteria. For example, we recently entered into a binding letter of intent to acquire Changchun Xin An Pharmaceutical Company Limited, a privately owned pharmaceutical company. While we believe that this acquisition, if consummated, is consistent with our acquisition strategy to acquire companies that are accretive within one year of the closing of the transaction, we cannot assure you that the transaction will be accretive.

In addition to the above, acquisitions in China, including of state owned businesses, will be required to comply with laws of the People’s Republic of China, or PRC, to the extent applicable. There can be no assurance that any proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals to the extent required, which may be necessary to consummate such acquisitions.

We may face difficulties in implementing our organic growth strategy.

Many obstacles to entering new markets exist, such as the costs associated with entering new markets, recruiting and retaining adequate numbers of effective sales and marketing personnel, developing and implementing effective marketing efforts abroad, establishing and maintaining the appropriate regulatory compliance and maintaining attractive foreign exchange ratios. However, there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. Our business plan and growth strategy is based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. We cannot, therefore, assure you that we will be able to successfully overcome such difficulties and continue to grow our business.

If we fail to manage our growth and current operations, we may not achieve future growth or our expected revenues.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our manufacturing and marketing operations. To this end, we are and expect to continue to substantially increase our employee headcount which will place a significant strain on our management and on our operational, accounting, and information systems. Our need to manage our operations and growth effectively requires us to continue to expend funds to improve our financial controls, operating procedures, management information systems, reporting systems and procedures to manage our increased operations. If we are unable to implement improvements to our management information and control systems successfully in an efficient or timely manner, or if we encounter deficiencies in our existing systems and controls, then management may receive inadequate information to manage our day-to-day operations. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We may have difficulty defending our intellectual property rights from infringement which may undermine our competitive position.

We regard our service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success. We rely on trademark, patent and trade secret law, as well as confidentiality agreements to protect our proprietary rights. Certain of our products have received trademark and patent protection in China and Hong Kong. No assurance can be given that such patents and licenses will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Our trade secrets may otherwise become known or be independently discovered by our competitors. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China and Hong Kong is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to obtain licenses from third-parties that we may need to conduct our business or that such licenses can be obtained at a reasonable cost.

In addition, third parties may file infringement claims against us asserting that we are infringing on their patents or trademarks. In the event that such claims are filed, regardless of the merit of such a claim, we may incur substantial costs and diversion of management as a result of our involvement in such proceedings.

We currently sell our products mainly in China. China will remain our primary market for the foreseeable future. If we expand into additional countries, our risk of intellectual property infringement may be heightened. Laws and enforcement mechanisms in other countries may not protect proprietary rights to the same extent as China and Hong Kong. To date, no trademark or patent filings have been made other than in China and Hong Kong.

The measures we take to protect our proprietary rights may be inadequate, and we cannot give you any assurance that our competitors will not independently develop formulations and processes that are substantially equivalent or superior to our own or copy our products.

If we cannot procure our raw materials from our current sources we may be forced to seek alternative sources of supply, which may disrupt our operations or may result in the supply of lesser quality products.

The loss of any of our primary supply sources, or delays, disruptions or other difficulties in procuring these raw materials from our primary supply sources, could have a material adverse effect on our business and results of operations. Additionally, due to the nature of the raw materials, mainly plants, the supply of these raw materials can be adversely affected by any material change in the climatic or environmental conditions in China, which may, in turn, result in increased costs to purchase these raw materials. If we are required to procure alternative sources of supply, our ability to maintain high quality products, lower costs and to provide our products to customers when needed could be impaired, and as a result we could lose business and our results of operations could be materially and adversely affected.

We do not have product liability insurance and we could be exposed to substantial liability.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse side effects. Adverse side effects, marketing or manufacturing problems pertaining to any of our products could result in:

•	decreased demand for our products;

•	adverse publicity resulting in injury to our reputation;

•	product liability claims and significant litigation costs;

•	substantial monetary awards to or costly settlements with consumers;

•	product recalls;

•	loss of revenues; or

•	the inability to commercialize future products.

These risks will exist for those products in clinical development and with respect to those products that have received regulatory approval for commercial sale or any product we may acquire. To date, we have not experienced any product liability claims. However, that does not mean that we will not have any such claims with respect to our products in the future. We do not carry product liability insurance. The lack of product liability insurance exposes us to risks associated with potential product liability claims, which can be significant.

Our international operations require us to comply with a number of U.S. and international regulations.

We need to comply with a number of international regulations in countries outside of the United States. In addition, we must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions. The

U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities and individuals except as permitted by OFAC which may reduce our future growth.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and other rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, or NYSE. We expect all of these applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, on committees of our board of directors or as executive officers.

As a public company, we are required to comply with Sarbanes-Oxley and the related rules and regulations of the SEC, including expanded disclosure, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of Sarbanes-Oxley and other requirements resulted in increased costs for fiscal 2006 and will continue to require additional management resources. We upgraded our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow to satisfy these reporting requirements. In addition, we may need to hire additional legal and accounting staff with appropriate experience and technical knowledge, and we cannot assure you that if additional staffing is necessary that we will be able to do so in a timely fashion. If we are unable to complete the required annual assessment as to the adequacy of our internal reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting in the future, we could incur significant costs to become compliant.

We continuously evaluate and monitor developments with respect to Section 404 of Sarbanes-Oxley and other applicable rules, however, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to China

There could be changes in government regulations toward the pharmaceutical and nutraceutical industries that may adversely affect our business.

The manufacture and sale of pharmaceutical products in China is heavily regulated by many state, provincial and local authorities. These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products. Our future growth and profitability depend to a large extent on our ability to obtain regulatory approvals. Additionally, the law could change so as to prohibit the use of certain pharmaceuticals. If one of our products becomes prohibited, this change would cease the productivity of that product. The China National Development and Reform Commission, or CNDRC, has recently implemented price adjustments on many marketed pharmaceutical products. We have no control over such governmental policies, which may impact the pricing and profitability of our products.

The State Food and Drug Administration of China requires pharmaceutical manufacturers to obtain Good Manufacturing Practices, or GMP, certifications. We have received our certifications. However, should we fail to receive or maintain the GMP certifications in the future, we would no longer be able to manufacture pharmaceuticals in China, and our businesses would be materially and adversely affected.

Moreover, the laws and regulations regarding acquisitions in the pharmaceutical industry in China may change, which could significantly impact our ability to grow through acquisitions.

Certain political and economic considerations relating to China could adversely affect our company.

China is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in China’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations, or the official interpretation thereof, which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

The recent nature and uncertain application of many PRC laws applicable to us create an uncertain environment for business operations and they could have a negative effect on us.

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Currency conversion and exchange rate volatility could adversely affect our financial condition and the value of our common stock.

The PRC government imposes control over the conversion of Renminbi, or RMB, into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Our wholly owned subsidiaries, Three Happiness, HSPL, GLP and HQPL are FIEs to which the Foreign Exchange Control Regulations are applicable. There can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

Between 1994 and 2004, the exchange rate for RMB against the U.S. dollar remained relatively stable, most of the time in the region of approximately RMB8.28 to US$1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar. As our operations are primarily in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, financial condition and the value of our common stock. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and the value of our common stock. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as 2.2%. These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the PRC government to impose controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

It may be difficult to effect service of process and enforcement of legal judgments upon us and our officers and certain of our directors because they reside outside the United States.

As our operations are presently based in China and our officers and certain of our directors reside in China, service of process on us and our officers and certain directors may be difficult to effect within the United States. Also, our main assets are located in China and any judgment obtained in the United States against us may not be enforceable outside the United States.

Any future outbreak of avian influenza, or the Asian bird flu, or any other epidemic in China could have a material adverse effect on our business operations, financial condition and results of operations.

Since mid-December 2003, a growing number of Asian countries have reported outbreaks of highly pathogenic avian influenza in chickens and ducks. Since all of our operations are in China, an outbreak of the Asian Bird Flu in China in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of Asian Bird Flu, or any other epidemic, may reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our customers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Our business may be affected by unexpected changes in regulatory requirements in the jurisdictions in which we operate.

We are subject to many general regulations governing business entities and their behavior in China and in other jurisdictions in which we have operations. In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products. Such regulations typically deal with licensing, approvals and permits. Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariffs and taxes that may make it difficult for us to import our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Most of our assets are located in China, any dividends or proceeds from liquidation are subject to the approval of the relevant Chinese government agencies.

Our assets are predominantly located inside China. Under the laws governing FIEs in China, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision as well the foreign exchange control. This may generate additional risk for our investors in case of dividend payment or liquidation.

There have been recent incidents in which patients have experienced severe adverse reactions following the use of pharmaceutical products manufactured in China.

There have been recent incidents reported in the Chinese media of a significant number of patients experiencing severe adverse health consequences following their use of pharmaceutical products manufactured by certain pharmaceutical companies in China. A number of patients have become ill and a number of fatalities have been reported. For example, several deaths were caused by drugs sold by the Second Pharmaceutical Factory of Qiqihaer, a Chinese drug manufacturer, in May 2006. Concerns over the safety of pharmaceutical products manufactured in China could have an adverse effect on the sale of such products, including products manufactured by us. If in the future we become involved in incidents of the type described above, such problems could severely and adversely impact our product sales and reputation.

Anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

The government has recently taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices may be investigated. If this occurs, our sales and reputation may be materially and adversely affected.

Risks Related to Our Common Stock

Our common stock price may be extremely volatile, and you may not be able to resell your shares at or above the price you paid for the stock.

Our common stock price has experienced large fluctuations. In addition, the trading prices of stocks for companies in our industry in general have experienced extreme price fluctuations in recent years. Any negative change in the public’s perception of the prospects of companies in our industry could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as terrorism, military conflict, recession or interest rate or currency rate fluctuations, may also decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to various factors, including:

•	changes in laws or regulations applicable to our products;

•	period to period fluctuations in our operating results;

•	announcements of new technological innovations or new products by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in our industry;

•	changes in the market valuations of other companies in our industry;

•	developments in domestic and international governmental policy or regulations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additional sales of our common stock by us; and

•	sales and distributions of our common stock by our stockholders.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interest of all the stockholders.

After this offering, including the sale of 500,000 shares by our selling stockholder, our officers, directors and holders of more than five percent of our outstanding shares of common stock, will together control approximately 51.0% of the voting power of our stock, of which approximately 47.5% is controlled by Tony Liu, our Chairman and Chief Executive Officer. In particular, Mr. Liu owns 1,000,000 shares of Series A preferred stock, which shares by their terms have aggregate voting power equal to 25.0% of the combined voting power of our common and preferred stock. Moreover, this voting power cannot be diluted or reduced by the issuance of additional shares of common stock, meaning that the holder or holders of our Series A preferred stock will always possess 25.0% of the aggregate voting power of our common and preferred stock. As a result, Mr. Liu, or these stockholders acting together, will be able to exert a significant degree of influence over our management and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of our officers, directors and principal stockholders may not always coincide with our interests or the interests of other stockholders and, accordingly, these control persons could cause us to enter into transactions or agreements that we would not otherwise consider.

If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.

The public offering price of our common stock is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Our historical net tangible book value as of March 31, 2007 was $133.8 million, or $2.06 per share of our common stock. After giving effect to our sale of 8,000,000 shares of common stock offered in this offering at the public offering price of $8.50 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our net tangible book value per share as of March 31, 2007 would have been $1.84 and our as adjusted net tangible book value per share after the offering would have been $2.70. This represents an immediate increase in as adjusted net tangible book value of $0.87 per share to existing stockholders and an immediate dilution of $5.80 per share to new investors purchasing shares of common stock in this offering at the public offering price. Further, investors purchasing common stock in this offering will contribute approximately 41.6% of the total amount invested by all purchasers of our stock, but will own only approximately 10.9% of the shares of common stock outstanding after this offering.

As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation.

Management may invest or spend the proceeds of this offering in ways that you may not agree with or that may not yield a return.

Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem these uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We currently anticipate that the net proceeds from the sale of the common stock will be used primarily for working capital and general corporate purposes, including sales and marketing of our products, research and development activities and acquisitions. Because of the number and variability of factors that may determine our use of the net proceeds from this offering, we cannot assure you that the actual uses will not vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering prior to their use in short-term, interest bearing, investment grade and U.S. government securities.

Provisions of the Nevada Revised Statutes may discourage a change of control.

We are incorporated in Nevada. Certain provisions of the Nevada Revised Statutes, or NRS, could delay or make more difficult a change of control transaction or other business combination that may be beneficial to stockholders. We are subject to Nevada’s “Combinations With Interested Stockholders” statutes (NRS Sections 78.411 through 78.444), which provide that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a Nevada corporation with at least 200 stockholders cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s Board of Directors before the person first became an interested stockholder.

Nevada’s “Acquisition of Controlling Interest” statutes (NRS Sections 78.378–78.3793) apply only to Nevada Corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the “Acquisition of Controlling Interest” statutes will not apply to us. The “Acquisition of Controlling Interest” statutes provide that persons who acquire a “controlling interest”, as defined in NRS Section 78.3785, in a company may only be given full voting rights in their shares if such rights are conferred by the disinterested stockholders of the company at an annual or special meeting. However, any disinterested stockholder that does not vote in favor of granting such voting rights is entitled to demand that the company pay fair value for their shares, if the acquiring person has acquired at least a majority of all of the voting power of the company. As such, persons acquiring a controlling interest may not be able to vote their shares.

We may never pay any dividends to our stockholders.

We have not paid any cash dividends on shares of our common stock. We currently intend to retain all available funds and future earnings, if any, to support our operations and finance the growth and development of our business. Our board of directors does not intend to distribute dividends in the foreseeable future. The declaration, payment and amount of any future dividends, if any, will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements regarding our future financial position, business strategy and plans and objectives of management for future operations. When used in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission, which are incorporated by reference in this prospectus. The following discussion should be read in conjunction with our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, and the consolidated financial statements and notes thereto included in these reports, which are incorporated by reference in this prospectus. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated by reference in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 8,000,000 shares of common stock that we are selling in this offering will be approximately $63.1 million, or $73.3 million if the underwriters exercise their over-allotment option. This calculation is based upon the offering price of $8.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds from this offering for sales and marketing of our products, acquisitions, research and development activities, working capital and general corporate purposes. The amount and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, the amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Pending these uses, we will invest the net proceeds of the offering in investment-grade, interest-bearing marketable securities. We will not receive any portion of the net proceeds received by the selling stockholder from the sale of his shares.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed for trading on the New York Stock Exchange, or NYSE, under the ticker symbol “AOB” since December 18, 2006. From February 13, 2002 to July 17, 2005, our common stock was quoted on the Over the Counter Bulletin Board, or OTCBB, under the symbol “AOBO.OB.” On July 18, 2005 and November 11, 2005, our common stock commenced trading on the American Stock Exchange, or AMEX, and Archipelago Exchange, or ArcaEx, respectively, under the ticker symbol “AOB.” On December 18, 2006, we voluntary elected to delist our common stock from AMEX and ArcaEx when our common stock commenced trading on the NYSE.

The following table shows by each fiscal quarter and partial period, where applicable (i) the range of high and low bid quotations reported by the OTCBB in each fiscal quarter from January 1, 2005 to July 17, 2005, (ii) the closing sale prices by AMEX from July 18, 2005 to December 18, 2006, and (iii) the closing sale prices by the NYSE from December 18, 2006 to June 27, 2007. The OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2005	High	Low
First Quarter	$1.53	$1.28
Second Quarter	1.78	1.08
Third Quarter (July 1 — July 17)	1.96	1.72
Third Quarter (July 18 — September 30)	5.65	1.85
Fourth Quarter	7.34	4.15

2006	High	Low
First Quarter	$5.75	$4.26
Second Quarter	6.21	4.58
Third Quarter	6.08	4.60
Fourth Quarter (October 1 — December 18)	12.81	5.88
Fourth Quarter (December 18 — December 31)	11.98	10.88

2007	High	Low
First Quarter	$13.90	$8.52
Second Quarter (April 1 — June 27)	11.53	8.39

On June 27, 2007, the last reported sales price for our common stock on the NYSE was $8.76 per share. We estimate that there were approximately 692 holders of record of our common stock as of June 27, 2007.

DIVIDEND POLICY

We have not paid any cash dividends on shares of our common stock and do not plan to do so in the near future. We currently plan to retain future earnings to fund the development and growth of our business. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of March 31, 2007, as follows:

•	on an actual basis.

•

on an as adjusted basis to give effect to the sale of 8,000,000 shares of our common stock by us at the offering price of $8.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(Unaudited)
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$93,442	$156,512

Long-term debt	1,174	1,174
Stockholders’ equity:
Preferred stock, $0.001 par value, 2,000,000 shares authorized, 1,000,000 shares of series A preferred stock issued and outstanding, actual and as adjusted	1	1
Common stock, $0.001 par value, 150,000,000 shares authorized, 64,784,359 shares issued and outstanding, actual; 72,784,359 shares issued and outstanding, as adjusted	65	73
Additional paid-in capital	95,266	158,328
Retained earnings	65,273	65,273

Total stockholders’ equity	166,490	229,560

Total capitalization	$162,076	$225,146

(1)

Reflects the sale of 8,000,000 shares of common stock offered by us at the offering price of $8.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The table above excludes the following:

•	4,017,309 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2007, at a weighted average exercise price of $6.27 per share;

•	99,269 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $2.00 per share; and

•	5,000,000 shares of our common stock reserved for future issuance under our 2006 Equity Incentive Plan as of March 31, 2007.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi, or RMB. Capital accounts of our consolidated financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

Period Ended December 31,	Year End	Average Yearly
2004	8.3000	8.3000
2005	8.0702	8.1734
2006	7.8175	7.9439

Period Ended March 31,	Quarter End	Average Quarterly
2006	8.0170	8.0436
2007	7.7410	7.7792

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial information as of the dates and for the periods indicated.

The statement of operations data for each of the three fiscal years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 2006 and 2007, and the balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements, which are incorporated by reference in this prospectus.

The selected financial data for the fiscal year ended December 31, 2006 reflects the acquisition of Guangxi Lingfeng Pharmaceutical Co. effective in May 2006 and the acquisition of Heilongjiang Qitai Pharmaceutical Limited effective in July 2006. The selected financial information for the fiscal year ended December 31, 2004 reflects the acquisition of Heilongjiang Songhuajiang Pharmaceutical effective in September 2004.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$31,967	$54,733	$110,182	$19,087	$25,723
Cost of goods sold	11,775	20,524	38,318	6,798	8,018

Gross profit	20,192	34,209	71,864	12,289	17,705
Operating expenses:
Selling and marketing	2,388	3,217	8,877	1,701	2,702
Advertising	2,927	5,238	15,174	2,225	3,823
General and administrative	4,582	7,076	10,447	1,881	2,933
Depreciation and amortization	250	338	988	99	334

Total operating expenses	10,147	15,869	35,486	5,906	9,792

Income from operations	10,045	18,340	36,378	6,383	7,913

Interest income (expense), net	(101)	(506)	574	82	17
Other income (expense), net	44	(7)	(334)	(1)	39

Income before income taxes	9,988	17,827	36,618	6,464	7,969
Income tax	2,217	4,401	7,417	1,547	1,523

Net income	$7,771	$13,426	$29,201	$4,917	$6,446

Net income per share
Basic	$0.23	$0.31	$0.47	$0.08	$0.10

Diluted	$0.23	$0.31	$0.46	$0.08	$0.10

Weighted average number of shares outstanding
Basic	33,596	43,828	62,670	61,223	64,609
Diluted	33,954	43,840	62,914	61,319	66,546

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Balance Sheet Data:			(in thousands)
Cash, cash equivalents and short-term investments	$11,404	$57,532	$87,784	$80,915	$93,442
Working capital	14,803	66,955	92,252	96,897	102,092
Total assets	42,837	99,422	185,274	130,540	192,370
Total debt (including current maturities)	5,060	3,717	11,004	3,742	10,445
Stockholders’ equity	33,140	90,745	156,177	120,800	166,490

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis provides material historical and prospective disclosures intended to enable you to assess our financial condition and results of operations. Statements in the discussion below that are not historical are forward-looking and involve risks and uncertainties discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus. You should read the following discussion of our results of operations and financial condition in conjunction with our consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K for the years ended December 31, 2005 and 2006 and the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and 2007, which are incorporated by reference into this prospectus.

All dollar amounts throughout this pattern of the prospectus are presented in thousands except per share amounts.

Overview

We are a leading, fully integrated, plant based pharmaceutical and plant based nutraceutical company dedicated to improving health through the development, manufacture and commercialization of modernized plant based products in China. Our profitable and diversified business is comprised of prescription plant based pharmaceutical, or PBP, products, over-the-counter PBP products and plant based nutraceutical, or PBN, products. Our pharmaceutical products are well recognized brands in China and have been approved by the Chinese State Food and Drug Administration, or SFDA, based on demonstrated safety and efficacy. We sell our products primarily to hospitals, clinics, pharmacies and retail outlets at over 100,000 locations in all provinces, including rural areas and major cities in China through the efforts of our approximately 1,800 sales and marketing professionals. We leverage our relationships with over 300 distributors to distribute our products to both urban and rural areas of China. We have experienced substantial growth in recent years and intend to use our established business as a platform for continued growth both organically and through strategic acquisitions.

Each of our PBP products have certain medicinal functions and have demonstrated safety and efficacy in accordance with SFDA requirements for the treatment of at least one or more therapeutic indications. PBP products are based on non-synthetic medicinal compounds that are extracted from various parts of one or more plants. We apply modern production techniques to TCM to produce a variety of PBP product formulations, such as tablets, capsules and powders.

Our PBN products are primarily general nutritional supplements that are intended to be used to improve overall health and well-being. These PBN products are typically not regulated by the SFDA but may be subject to manufacturing requirements imposed by local government agencies aimed at protecting the product’s hygiene.

Our objective is to become the market leader for the development, manufacture and commercialization of PBP and PBN products. We intend to achieve this objective by:

•	promoting our existing brands to maintain national recognition;

•	developing and introducing additional products to expand or strengthen our existing portfolio;

•	expanding our distribution network for further market penetration; and

•	acquiring complementary products, technologies, and companies.

Three Happiness had been conducting business in China since 1994. In June 2002, through a share acquisition from the stockholders of Three Happiness, Three Happiness became our wholly-owned subsidiary and continued its business operations in China. Prior to the share acquisition we did not have any business operations. At the time of the share acquisition we changed our name to American Oriental Bioengineering, Inc.

In February 2003, we acquired the rights to a soybean protein peptide biochemical engineering project, which provided us with the rights to manufacture and commercialize our Soy Peptide Series of PBN products. Also, since the share acquisition in 2002, we acquired three companies in China. In November 2004, we acquired Heilongjiang Songhuajiang Pharmaceutical, or HSPL, which manufactures and commercializes our Shuanghuanglian Lyophilized Injection Powder, or SHL Injection Powder, in April 2006, we acquired Guangxi Lingfeng Pharmaceutical Co., or GLP, which manufactures and commercializes our Jinji Series and in July 2006, we acquired Heilongjiang Qitai Pharmaceutical Limited, or HQPL, a pharmaceutical distributor that owns a license to distribute pharmaceutical products in China.

Results of Operations

Comparison of the Three Months Ended March 31, 2007 to the Three Months Ended March 31, 2006

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our condensed consolidated statements of income for the three months ended March 31, 2006 and 2007:

	Three Months Ended March 31,		Three Months Ended March 31,
	2006	%	2007	%
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)

Revenues	$19,087	100.0%	$25,723	100.0%
Cost of goods sold	6,798	35.6	8,018	31.2

Gross profit	12,289	64.4	17,705	68.8

Operating expenses:
Selling and marketing	1,701	8.9	2,702	10.5
Advertising	2,225	11.7	3,823	14.9
General and administrative	1,881	9.9	2,933	11.4
Depreciation and amortization	99	0.5	334	1.3

Total operating expenses	5,906	30.9	9,792	38.1

Income from operations	6,383	33.4	7,913	30.8
Non-operating income (expense):
Interest income, net	82	0.4	17	0.1
Other income (expense), net	(1)	(0.0)	39	0.2

Total non-operating income (expense)	81	0.4	56	0.2
Income before income taxes	6,464	33.9	7,969	31.0
Income taxes	1,547	8.1	1,523	5.9

Net income	$4,917	25.8%	$6,446	25.1%

Net income per share
Basic	$0.08	—	$0.10	—

Diluted	$0.08	—	$0.10	—

Revenue.    Revenues for the first quarter of 2007 were $25,723, an increase of $6,636 over revenues for the first quarter of 2006. Revenues by product category were as follows:

	Three Months Ended March 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2006	2007
	(Unaudited)
		(in thousands)
PBP products	$12,180	$18,564	$6,384	52.4%
PBN products	6,907	7,159	252	3.6

Total	$19,087	$25,723	$6,636	34.8%

Sales of our PBP products increased by $6,384, or 52.4%, as compared to the same period during 2006 primarily due to the following factors:

•

GLP contributed $5,872 to our revenue for the three months ended March 31, 2007. Revenue from GLP’s Jinji series was approximately $4,736 and revenue from Yimucao, a new product launched in the Jinji series in 2007 was $1,136. GLP was not a subsidiary during the same period last year; and

•

The sales of other PBP products including Shuanghuanglian Lyophilized Injection Powder, or SHL Injection Powder, and Cease Enuresis Soft Gel, or CE Gel, and Cease Enuresis Patch, or CE Patch, for the first quarter of 2007 increased slightly as compared to the same period last year. Sales from our PBN products increased to $7,159 in the first quarter of 2007 from $6,907 in the same period during 2006, representing a growth of 3.6%. This increase was mainly attributed to the increase in sales of soy peptide coffee and soy peptide powder. However, the increase was offset by a decrease in sales of our Compound Bio-functional beverage series.

Cost of Goods Sold and Gross Profit.    Cost of goods sold was $8,018 for the three months ended March 31, 2007, compared to $6,798 for the three months ended March 31, 2006. Expressed as a percentage of revenues, cost of goods sold was 31.2% for the three months ended March 31, 2007, compared to 35.6% for the three months ended March 31, 2006. The reduction in cost of goods sold as a percentage of revenues reflected a continued focus on operating cost management, sourcing efficiencies and operation efficiencies.

Cost of goods sold for the quarters ended March 31, 2006 and 2007 by product categories were as follows:

	Three Months Ended March 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2006	2007
	(Unaudited)
	(in thousands)
PBP products	$4,384	$5,473	$1,089	24.8%
PBN products	2,414	2,545	131	5.4

Total	$6,798	$8,018	$1,220	17.9%

The cost of goods sold of PBP and PBN products increased by 24.8% and 5.4%, respectively, in the three months ended March 31, 2007 compared to the same quarter of 2006. These increases were attributed to our increase in sales.

Gross profit increased $5,415, or 44.1%, for the three months ended March 31, 2007 over the three months ended March 31, 2006. This increase reflected higher net sales, improved margins and operating efficiencies generally across our PBP businesses.

Gross profit as a percentage of net revenues increased from 64.4% in the comparable period of the prior year to 68.8% in the first quarter of 2007 due to the reductions in cost of goods sold as a percentage of revenues discussed above, improved operational efficiency and an increase in the sales of PBP products which have higher gross profit margins.

Selling and Marketing.    Selling and marketing expenses, including distribution expenses, increased from $1,701 in the three months ended March 31, 2006 to $2,702 in the same period of 2007, representing a 58.8% increase. The details of our selling and marketing expenses were as follows:

	Three Months Ended March 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2006	2007
	(Unaudited)
	(in thousands)
Payroll	$194	$618	$424	218.6%
Shipping	435	438	3	0.7
Promotional materials and fees	347	525	178	51.3
Sales conference	192	489	297	154.7
Offices supplies	143	98	(45)	(31.5)
Trip and traveling	129	340	211	163.6
AOBO Hong Kong marketing	24	8	(16)	(66.7)
Other	237	186	(51)	(21.5)

Total	$1,701	$2,702	$1,001	58.8%

The increase in selling and marketing expenses in the quarter ended March 31, 2007 compared to the same quarter during 2006 was primarily due to the following factors:

•	GLP contributed $868 of selling and marketing expenses during the first quarter of 2007 and GLP was not a subsidiary in the same period of last year;

•	The increase in the payroll expenses of $424, or 218.6%, was due to an increase in the number of employees and average salaries for people working in sales, marketing and distribution; and

•

The increase in promotional materials and fees, sales conference expenses and trip and traveling fees by 51.3%, 154.7% and 163.6%, respectively, compared to the same quarter during 2006 reflects increased spending in marketing communications to increase market awareness of our brand and products as a result of launching marketing campaigns and holding more sales conferences in more cities in the first quarter of 2007 compared to the same quarter of 2006.

Advertising.    Advertising expenses increased by $1,598, from $2,225 in the first quarter of 2006 to $3,823 in the same quarter of 2007. The increase in advertising expenses resulted from an increase in promotional efforts to promote GLP’s Jinji product series including Yimucao, the new product launched in the first quarter of 2007. GLP incurred $1,645 in advertising expenses during the first quarter of 2007. GLP was not a subsidiary in the same period last year.

General and Administrative.    General and administrative expenses increased from $1,881 in the first quarter of 2006 to $2,933 in the same quarter of 2007, or a 55.9% increase.

The details of general and administrative expenses were as follows:

	Three Months Ended March 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2006	2007
	(Unaudited)
		(in thousands)
Payroll	$278	$443	$165	59.4%
Directors’ remuneration	114	129	15	13.2
Stock compensation — directors	78	38	(40)	(51.3)
Stock compensation — consultants	248	116	(132)	(53.2)
Office rental	94	96	2	2.1
Professional fees — accounting	255	464	209	82.0
Professional fees — legal and consulting	157	210	53	33.8
Office supplies	151	205	54	35.8
Vehicles	22	27	5	22.7
Utilities	57	52	(5)	(8.8)
Research	173	176	3	1.7
Trip and traveling	161	264	103	64.0
Provision for bad debts	(115)	(6)	109	(94.8)
Investors relation and listing expenses	67	95	28	41.8
Staff welfare and insurance	19	107	88	463.2
Miscellaneous	122	517	395	323.8

Total	$1,881	$2,933	$1,052	55.9%

The increase in general and administrative expenses in the three months ended March 31, 2007 compared to the same period during 2006 was primarily due to the following factors:

•

Payroll expenses increased by $165, or 59.4%, compared with the first quarter during 2006, as a result of hiring new employees. The number of employees performing general and administrative functions increased from 219 during first quarter of 2006 to 396 during the first quarter of 2007. The headcount for the first quarter of 2007 includes GLP’s employees;

•

Professional fees related to accounting increased by $209, or 82.0%, during the first quarter of 2007 as compared to the same period of 2006 due to an increase in our audit fees as this was the first year our auditors performed additional procedures to support their opinion for year ended December 31, 2006 on the effectiveness of the company’s internal control over financial reporting;

•

Expenses for trip and traveling increased by $103, or 64.0%, compared with the same quarter of 2006, as a result of increased overseas travel to attend corporate and investor functions and increased local travel between operating facilities and new corporate office;

•

The company made general provisions for bad debts based on the age of its accounts receivable. A tight credit control policy and the consistent efforts in collecting long outstanding debts inherited from acquired subsidiaries resulted in a better receivable turnover rate and a higher recovery of old debts. The company reversed a $6 provision for bad debts during the quarter based on the improved aging analysis; and

•

Other expenses increased by $395 during the first quarter of 2007 compared with the first quarter of 2006. This increase was due to increase in conference fee, staff training, other miscellaneous, local taxes and consumable amortization expenses.

Depreciation and Amortization.    Depreciation and amortization expenses increased by $235, or 236.4%, in the quarter ended March 31, 2007 compared to the same quarter during 2006. The increase was mainly due to the integration of GLP with the net book value of $10,213 in fixed assets and $25,037 in intangible assets. The depreciation and amortization expenses at GLP amounted to $165 for the first quarter of 2007. GLP was not a subsidiary during the same period of 2006.

Interest Income, Net.    Net interest income was $18 for the three months ended March 31, 2007, compared to net interest income of $82 for the three months ended March 31, 2006. Decrease in net interest income for the first quarter of 2007 was because the interest income was offset by interest expense incurred by GLP, which was not a subsidiary in the same period last year.

Other Income (Expense), Net.    Other income was $39 for the three months ended March 31, 2007 compared to a net expense of $1 for the three months ended March 31, 2006. Other income for the first quarter 2007 was primarily related to a refund of some local tax.

Income Taxes.    Income tax expense for the quarter ended March 31, 2007 was $1,523, compared to $1,547 for the quarter ended March 31, 2006. Our effective tax rate for this quarter was 19.1%.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended December 31, 2005 and 2006:

	Year Ended December 31,
	2005	%	2006	%
	(in thousands, except per share data)		(in thousands, except per share data)
Revenues	$54,733	100.0%	$110,182	100.0%
Cost of goods sold	20,524	37.5	38,318	34.8

Gross profit	34,209	62.5	71,864	65.2
Operating expenses:
Selling and marketing	3,217	5.9	8,877	8.1
Advertising	5,238	9.6	15,174	13.8
General and administrative	7,076	12.9	10,447	9.5
Depreciation and amortization	338	0.6	988	0.9

Total operating expenses	15,869	29.0	35,486	32.2

Income from operations	18,340	33.5	36,378	33.0
Non-operating income (expense):
Interest income (expense), net	(506)	(0.9)	574	0.5
Other income (expense), net	(7)	(0.0)	(334)	(0.3)

Total non-operating income (expense):	(513)	(0.9)	240	0.2
Income before income taxes	17,827	32.6	36,618	33.2
Income taxes	4,401	8.0	7,417	6.7

Net income	$13,426	24.5%	$29,201	26.5%

Net income per share
Basic	$0.31	—	$0.47	—

Diluted	$0.31	—	$0.46	—

Revenues.    Revenues for the year ended 2006 were $110,182, an increase of $55,449 over revenues for the year ended 2005. Revenues by product category were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2005	2006
		(in thousands)
PBP products	$34,185	$79,367	$45,182	132.2%
PBN products	20,548	30,815	10,267	50.0

Total	$54,733	$110,182	$55,449	101.3%

Sales of our PBP products increased by $45,182, or 132.2%, as compared to the year of 2005 primarily due to the following factors:

•

The sales of our SHL Injection Powder increased from $16,288 in the year ended December 31, 2005 to $27,521 in the year ended December 31, 2006, or 69.0%. This increase is due to our continuous marketing efforts, effective pricing strategy as well as expanding coverage to the previously unaddressed rural market;

•

The sales of our CE Gel by increased 77.4% from $10,073 in year of 2005 to $17,865 in the year of 2006. The increase in sales of this product was due primarily to our continuous marketing efforts with respect to the CE Gel together with the growing demand for the product in the Chinese market;

•

The sales revenue from our CE Patch, a new product launched in 2005, also increased from $1,845 in 2005 to $7,130 in 2006, or 286.5%. This was attributable to improved recognition of our new product supported by our marketing campaigns;

•	Our newly acquired subsidiary GLP has also contributed $20,741 to our revenue for the year ended December 31, 2006. GLP was not a subsidiary in 2005; and

•	However, our sales revenues from other PBP products in 2006 decreased by $48, or less than 1.0%, due primarily to the decreased sales of our Root of Red-rooted Salvia tablet.

Sales from our PBN products increased to $30,815 in the year of 2006 from $20,548 in the year of 2005, representing a growth of 50.0% and it is primarily due to the following factors:

•

Sales of our Soy Protein Peptide series of products increased by 81.6%, from $15,061 in 2005 to $27,357 in 2006. This increase was mainly attributed to the increase in sales of peptide coffee and peptide powder through our expanded distribution network;

•

However, sales of other PBN products decreased from $2,022 in 2005 to $1,765 in the same period during 2006, or 12.7%, due primarily to decreased sales of our Vitamate nutritional oral liquid product; and

•

Sales of our Compound Bio-functional beverage series also decreased from $3,464 in the 2005 to $1,694 in 2006, representing a decrease of 51.1%. The decrease mainly resulted from reduced marketing efforts made for this product during the year.

Cost of Goods Sold and Gross Profit.    Cost of goods sold was $38,318 for the year ended December 31, 2006, compared to $20,524 for the year ended December 31, 2005. Expressed as a percentage of revenues, cost of goods sold was 34.8% for the year ended December 31, 2006, compared to 37.5% for the year ended December 31, 2005. The reduction in cost of goods sold as a percentage of revenues reflected a continued focus on operating cost management, sourcing efficiencies and operation efficiencies.

Cost of goods sold for the years ended December 31, 2005 and 2006 by product categories were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2005	2006
		(in thousands)
PBP products	$13,078	$26,914	$13,836	105.8%
PBN products	7,447	11,404	3,957	53.1

Total	$20,525	$38,318	$17,793	86.7%

The cost of goods sold of PBP and PBN products increased by 105.8% and 53.1%, respectively, in the year ended December 31, 2006 compared to the year ended December 31, 2005. These increases are attributed to our increase in sales.

Gross profit increased $37,656, or 110.1%, for the year ended December 31, 2006 over the year ended December 31, 2005. This increase reflected higher net sales, improved margins and operating efficiencies generally across our PBP and PBN businesses.

Gross profit as a percentage of net revenues increased from 62.5% in the prior year to 65.2% due to the reductions in cost of goods sold as a percentage of revenues discussed above and improved operational efficiency.

Selling and Marketing.    Selling and marketing expenses, including distribution expenses, increased from $3,217 in the year ended December 31, 2005 to $8,877 in the year of 2006, representing a 175.9% increase. The details of our sales and marketing expenses were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2005	2006
		(in thousands)
Payroll	$884	$1,857	$973	110.1%
Shipping	926	1,923	997	107.7
Promotional materials and fees	505	2,049	1,544	305.7
Offices supplies	484	705	221	45.7
AOBO Hong Kong marketing	55	176	121	220.0
AOBO U.S. marketing	9	—	(9)	(100.0)
Other	354	2,167	1,813	512.1

Total	$3,217	$8,877	$5,660	175.9%

Our increase in selling and marketing expenses in the year ended December 31, 2006 compared to the year of 2005 was primarily due to the following factors:

•

An increase in our payroll expenses for Three Happiness by 95% due to an increase in the number of employees and average salaries for people working in marketing and distribution. Payroll expenses for HSPL increased by 49% compared to 2005. GLP, our newly acquired subsidiary, has also incurred $241 of payroll expenses during 2006;

•	Shipping expenses for Three Happiness increased by 38% in 2006 compared to 2005. Shipping expenses for HSPL increased by $517 or 235%. These increases resulted primarily from the growth in sales reflected in the increase in our sales revenue. GLP also added $213 of shipping expenses in 2006. GLP was not a subsidiary in 2005;

•

Three Happiness increased its promotional materials and fees expenses by $865, or 233% in the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase reflects increased spending in marketing communications to increase market awareness of our brand and products. We launched more marketing campaigns in more cities in 2006 compared to 2005. GLP spent $812 on its promotional materials and fees in 2006, which contributed 39.6% to this category of expenses;

•

Three Happiness’s office supplies expenses increased by $109, or 134% in 2006 compared to 2005 due to increased administrative activities to support our sales growth. HSPL’s office supplies expenses also increased by $237, or 232%, in 2006 as compared to 2005. The increase resulted primarily from the cost related to continued development and implementation of HSPL’s branding and marketing campaigns that was not implemented during 2005. In addition, GLP incurred $175 in its office supplies expenses during 2006;

•

Marketing expenses increased also as a result of the opening of our AOBO Hong Kong specialty store in August 2005 and introducing products into many chain stores owned by chain pharmacies. To support the sales at these stores, as well as to increase our brand recognition, we engaged in substantial marketing activities since the third quarter of 2005, and as a result, the 2005 financial results only reflected approximately 4 months marketing expenses as compared to a full year in 2006;

•

Other expenses increased by $1,813 in 2006 compared to 2005, primarily due to increases in traveling expenses, business expenses and consulting expenses by $656, $455 and $264, respectively. This was the result of our increased promotional activities and the acquisition of GLP in April 2006; and

•

As a result of the increase in selling and distribution expenses by both Three Happiness and HSPL, as well as the integration of GLP, our overall selling and marketing expenses increased by 175.9% in 2006 as compared to 2005.

Advertising.    Advertising expenses increased by $9,936, from $5,238 in 2005 to $15,174 in 2006. The increase in advertising expenses resulted from an increase in promotional efforts in 2006 to promote our Shuanghuanglian Injection Powder and Cease Enuresis Soft Gel and media advertisement in the Soy Protein Peptide product series as well as our Cease Enuresis Patch. Our Hong Kong branch also increased advertisement on brand building and name recognition in the Hong Kong market in the year of 2006 compared to the year of 2005. GLP, our newly acquired subsidiary, incurred $5,611 in advertising expenses during the year of 2006, which accounts for 37% of the total advertising expenses. GLP was not a subsidiary in the year of 2005.

General and Administrative.    General and administrative expenses increased from $7,076 in 2005 to $10,447 in 2006, or a 47.6% increase. The details of general and administrative expenses were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2005	2006
		(in thousands)
Payroll	$897	$1,618	$721	80.4%
Directors’ remuneration	442	526	84	19.0
Stock compensation — directors	328	226	(102)	(31.1)
Stock compensation — consultants	934	597	(337)	(36.1)
Office rental	185	318	133	71.9
Professional fees	1,359	2,178	819	60.3
Office supplies	177	691	514	290.4
Transportation	66	52	(14)	(21.2)
Vehicles	192	223	31	16.1
Utilities	176	226	50	28.4
Research	538	743	205	38.1
Business entertainment	170	362	192	112.9
Provision for bad debts	266	(235)	(501)	(188.3)
Provision for obsolete inventories	842	—	(842)	(100.0)
Miscellaneous	504	2,922	2,418	479.8

Total	$7,076	$10,447	$3,371	47.6%

Our increase in general and administrative expenses in the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily due to the following factors:

•

Payroll expenses at Three Happiness increased by 49% compared to 2005, as a result of an increased number of employee payroll expenses in HSPL increased by 75% compared to 2005 due to increased number of employees in administrative departments of HSPL. Payroll expenses at GLP, our newly acquired subsidiary, were $216 in 2006.

•

Research expenses at Three Happiness increased by 35% compared to 2005, reflecting the devotion of additional resources to research on new product development. In the same period, research expenses at HSPL increased by 17%, due to investment in research to improve our existing products. GLP has also spent $19 in research expenses for the year ended December 31, 2006.

•

Expenses for office supplies at Three Happiness increased by $220, or 174% compared to 2005, as a result of increased general and administrative activities to support our sales growth. In 2006, expenses for office supplies at HSPL also increased by $191, or 1,532%. In addition, GLP contributed $116 in office supplies during 2006.

•

The Company made general provision for bad debts based on the age of its accounts receivable. A tight credit control policy and the consistent efforts in collecting long outstanding debts inherited from acquired subsidiaries resulted in a better receivable turnover rate and a higher recovery of old debts. The company reversed $235 provision for bad debts during 2006 based on the improved aging analysis.

•

Other expenses at Three Happiness increased by $937, or 284% in 2006 compared to 2005. This increase was due to increases in consulting fee and maintenance expenses of $347 and $105, respectively, as a result of increase in business activities to support our rapid growth. However, other expenses at HSPL decreased by $438, or 49% in 2006 compared to 2005 due primarily to the $735 stock provision provided during 2005 that did not recur during 2006.

Other expenses at GLP for this year were $715, consisting mainly of insurance costs and consumable amortization expenses. GLP’s other expenses accounted for 24% of the total cost in this category.

•

An increase in general and administrative expenses incurred in the AOBO Hong Kong office of 56% as compared to the year of 2005. The increase resulted primarily from additional personnel and facility expenses as well as fees paid for professional services.

•

In 2006, AOBO U.S. office has also increased its general and administrative expenses by 7% as compared to 2005. Professional fees for 2006 increased by $422, or 32% as compared to 2005 as a result of an increase in our use of audit and consultancy services in connection with the listing of our stock on the New York Stock Exchange and GLP acquisition, such additional services were not used during 2005. During 2006, stock-based compensation for executives increased by 116% because these expenses were incurred according to the Company’s stock option plan, which set the criteria that was linked to our stock price, and as a result, all four quarters in 2006 meet the criteria while only two quarters did in 2005. Salaries to independent directors also increased by 112% due primarily to the appointment of 2 new independent directors during 2006.

Depreciation and Amortization.    Depreciation and amortization expenses increased by $650, or 192.3%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase was mainly due to the integration of GLP with the net book value of $10,033 in fixed assets and $24,931 in intangible assets. The depreciation and amortization expenses at GLP amounted to $498 during 2006.

Interest Income (Expense), Net.    Net interest income was $574 for the year ended December 31, 2006, compared to net interest expense of $506 for the year ended December 31, 2005. There were no significant fluctuations in interest expense incurred by us. The increase in interest income was the result of cash received from our private placement in November 2005.

Other Income (Expense), Net.    Other income, net, was a net expense of $334 for the year ended December 31, 2006, compared to a net expense of $7 for the year ended December 31, 2005. This was resulted primarily from our non-operating expenses of $100 arising in the disposal of fixed assets in HSPL during 2006 that was not incurred during 2005 and a $219 exchange loss recognized during the period.

Income Taxes.    Income tax expense for the year ended December 31, 2006 was $7,417 as compared to $4,401 for the year ended December 31, 2005. The increase was due to the increase in pre-tax income of Three Happiness and HSPL. The Company’s effective tax rate for this quarter was 18.1%. During this period, income tax was provided for at 15% of pre-tax income for Three Happiness and 33% of pre-tax income for HSPL under applicable Chinese law. GLP enjoys a tax exemption according to applicable Chinese tax laws.

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the year ended December 31, 2004 and 2005:

	Year Ended December 31,		Year Ended December 31,
	2004	%	2005	%
	(in thousands, except per share data)
Revenues	$31,967	100.0%	$54,733	100.0%
Cost of goods sold	11,775	36.8	20,524	37.5

Gross profit	20,192	63.2	34,209	62.5
Operating expenses:
Selling and marketing	2,388	7.5	3,217	5.9
Advertising	2,927	9.2	5,238	9.6
General and administrative	4,582	14.3	7,076	12.9
Depreciation and amortization	250	0.8	338	0.6

Total operating expenses	10,147	31.7	15,869	29.0

Income from operations	10,045	31.4	18,340	33.5
Non-operating income (expenses):
Interest expense, net	(101)	(0.3)	(506)	(0.9)
Other income (expense), net	44	0.1	(7)	0.0

Total non-operating income (expenses)	(57)	(.2)	(513)	(0.9)
Income before income taxes	9,988	31.2	17,827	32.6
Income taxes	(2,217)	(6.9)	(4,401)	(8.0)

Net income	$7,771	24.3%	$13,426	24.5%

Net income per share
Basic	$0.23	—	$0.31	—

Diluted	$0.23	—	$0.31	—

Revenues.    Revenues for the year ended 2005 were $54,733, an increase of $22,766 over revenues for the year ended 2004. Revenues by product category were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2004	2005
	(in thousands)
PBP products	$15,941	$34,185	$18,244	114.4%
PBN products	16,026	20,548	4,522	28.2

Total	$31,967	$54,733	$22,766	71.2%

Sales of our Plant Based Pharmaceutical products increased by $18,244, or 114%, as compared to the year of 2004 primarily due to the following factors:

•

The sales of our SHL Injection Powder increased from $4,986 in the year ended December 31, 2004 to $16,288 in the year ended December 31, 2005, or 226.7%. This was because SHL Injection Powder was an acquired product from HSPL in September 2004, as a result, the revenue in 2004 only represent 3 months sales as compared to a full year in 2005;

•

The sales of our CE Gel by increased 52% from $6,628 in the year of 2004 to $10,073 in the year of 2005. The increase in sales of this product was due primarily to our continuous marketing efforts with respect to the CE Gel together with the growing demand for the product in the Chinese market;

•

The sales revenue from our CE Patch, a new product launched in 2005, reached $1,845 in the year of 2005. This was attributable to improved recognition of our new product supported by our marketing campaigns; and

•	Sales revenues from other PBP products in the same period also increased by $1,651, or 38%, due primarily to the increased sales of our Double Ginseng Yishen Grain product.

Sales from our Plant Based Nutraceutical products increased to $20,548 in the year of 2005 from $16,026 in the year of 2004, representing a growth of 28.2% and it is primarily due to the following factors:

•

Sales of our Protein Peptide series of products increased by 31.8%, from $11,423 during the year ended December 31, 2004 to $15,061 in the year of 2005. This increase was mainly attributed to the increase in sales of peptide coffee and peptide tablets;

•

Sales of our Compound Bio-functional beverage series increased from $2,617 in the year of 2004 to $3,464 in the year of 2005, or an increase of 32.4%. The increase mainly resulted from our continuous marketing efforts for this series of products during the year; and

•

Sales of other PBN products increased from $1,986 in the year ended December 31 2004 to $2,022 in the year of 2005, or an increase of 1.8%, due primarily to increased sales of our Vitamate nutritional oral liquid product.

Cost of Goods Sold and Gross Profit.    Cost of goods sold was $20,524 for the year ended December 31, 2005, compared to $11,775 for the year ended December 31, 2004. Expressed as a percentage of revenues, cost of goods sold was 37.5% for the year ended December 31, 2005, compared to 36.8% for the year ended December 31, 2004.

Cost of goods sold for the years ended December 31, 2004 and 2005 by product category were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
Product	2004	2005
		(in thousands)
PBP products	$6,256	$13,078	$6,822	109.0%
PBN products	5,520	7,447	1,927	34.9

Total	$11,776	$20,525	$8,749	74.3%

The cost of goods sold of PBP and PBN products increased by 109.0% and 34.9%, respectively, in the year ended December 31, 2005 compared to the year of 2004. These increases are attributed to our increase in sales.

Gross profit increased $14,017, or 69.4%, for the year ended December 31, 2005 over the year ended December 31, 2004. This increase is slightly slower than the increase of our revenue, due primarily to a slighter higher cost of goods sold in PBN section.

Gross profit as a percentage of sales revenues decreased from 63.2% in the prior year to 62.5% due to the increase in cost of goods sold as a percentage of revenues as discussed above.

Selling and Marketing.    Selling and marketing expenses, including distribution expenses, increased from $2,388 in the year ended December 31, 2004 to $3,217 in the year ended December 31, 2005, representing a 34.7% increase. The details of our sales and marketing expenses were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2004	2005
	(in thousands)
Payroll	$492	$884	$392	79.7%
Shipping	616	926	310	50.3
Promotional materials and fees	431	505	74	17.2
Offices supplies	745	484	(261)	(35.0)
AOBO Hong Kong marketing	9	55	46	511.1
AOBO US marketing	2	9	7	350.0
Other	93	354	261	280.6

Total	$2,388	$3,217	$829	34.7%

Our increase in selling and marketing expenses in the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to the following factors:

•

An increase in our payroll expenses for Three Happiness by 38% due to an increase in the number of employees and average salaries for people working in marketing and distribution. Payroll expenses for HSPL increased by 958% compared with the year of 2004. This was because the expense incurred in 2005 was for a full year as compared to a quarter in 2004;

•

Shipping expenses for Three Happiness increased by 16% in the year of 2005 compared to the year of 2004 due primarily to the cost associated with our growth in sales. Shipping expenses for HSPL increased by $215, or 3,662%, mainly due to the cost for a full year compared to that for a quarter;

•

Marketing expenses also increased as a result of the opening of our AOBO Hong Kong specialty store in August 2005 and introducing products into many chain stores owned by chain pharmacies. To support the sales at these stores, as well as to increase our brand recognition, we engaged in substantial marketing activities from the third quarter of 2005;

•

The increase in selling and distribution expenses were partly offset by the decrease of office supplies expenses in Three Happiness by 68% in the year ended December 31, 2005 compared to the year ended December 31, 2004 due to our increased control on the administrative expenses during the year of 2005. However, HSPL’s office supplies expenses increased by $99, or 2,844%, in the year of 2005 as compared to the year of 2005. The increase was due primarily to a full year cost in 2005 as compared to that for a quarter in 2004;

•

However, Three Happiness decreased its promotional materials and fees expenses by $52, or 12% in the year ended December 31, 2005 compared to the year ended December 31, 2005. This was because some of the promotional materials and fees in 2005 were already covered by that of 2004; and

•

As a result of the increase in selling and distribution expenses by both HSPL and Three Happiness, our overall selling and marketing expenses increased by 35% in the year of 2005 as compared to the year of 2004.

Advertising.    Advertising expenses increased by $2,311 from $2,927 in 2004 to $5,238 in 2005. The increase in advertising expenses resulted from an increase in promotional efforts in 2005 to promote our Shuanghuanglian Injection powder and Cease Enuresis Soft Gel and media advertisement in our Soy

Protein Peptide product series as well as our CE Patch. Our Hong Kong branch also increased advertisement on brand building and name recognition in the Hong Kong market in the year of 2005 compared to the year of 2004.

General and Administrative.    General and administrative expenses increased from $4,582 in 2004 to $7,076 in 2005, or a 54.4% increase. The details of general and administrative expenses were as follows:

	Year Ended December 31,		Increase/ (Decrease)	Increase/ (Decrease)
	2004	2005
	(in thousands)
Payroll	$536	$897	$361	67.4%
Directors’ remuneration	275	442	167	60.7
Stock compensation — directors	32	328	296	925.0
Stock compensation — consultants	1,073	934	(139)	(13.0)
Office rental	24	185	161	670.8
Professional fees	498	1,359	861	172.9
Office supplies	303	177	(126)	(41.6)
Transportation	30	66	36	120.0
Vehicles	193	192	(1)	(0.5)
Utilities	90	176	86	95.6
Research	309	538	229	74.1
Business entertainment	283	170	(113)	(39.9)
Provision for bad debts	—	266	266	100.0
Provision for obsolete inventories	—	842	842	100.0
Miscellaneous	936	504	(432)	(46.2)

Total	$4,582	$7,076	$2,494	54.4%

Our increase in general and administrative expenses in the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to the following factors:

•

An increase in general and administrative expenses incurred in the AOBO Hong Kong office of 195% as compared to the year 2004. This was because AOBO Hong Kong commenced full scale operation from August 2005 and our general and administrative expenses in 2004 only reflected about 4 months operation;

•

For the year ended December 31, 2005, general and administrative expenses incurred in AOBO U.S. office increased by 55% as compared to the year of 2004. This was because AOBO U.S. commenced full scale operation in approximately October 2004 and our general and administrative expenses in 2004 only reflected 3 months of full operations, whereas in 2005, a full year operation was incorporated. Director’s remuneration and stock compensation for directors increased by 61% and 923%, respectively, as a result of the appointment of 2 new independent directors in 2005. Stock based compensation for consultants, however, decreased by 13% because some of the expenses for consultants were fully amortized in 2004, and as a result, such expenses did not recur in 2005. Professional fees expenses for 2005 increased by 162% as compared to 2004 as a result of an increase in legal and audit services needs for our listing on AMEX and the $60 million Private Placement;

•

Payroll expenses at Three Happiness increased by 29% compared with the year of 2004, as a result of an increased number of employees. Our payroll expenses in HSPL also increased by 354% compared to the year of 2004. This was because we completed our acquisition of HSPL in the fourth quarter of 2004 and, as a result, only 3 months’ operating results of HSPL were reflected in our financial statements of 2004. However, we consolidated a full year of operation of HSPL in 2005;

•

Research expenses at Three Happiness increased by 86% compared to 2004, reflecting the devotion of additional resources to research on new products of Cease Enuresis Capsule and Cease Enuresis Patch and, as a result of such research effort, Three Happiness successfully launched new products to the market in 2005. HSPL also incurred research expenses of $22 while there was no such expense in 2004. The research expenses were incurred on improving Suanghuangglian Injection Powder;

•

Expenses for office supplies at Three Happiness decreased by 56% compared to 2004, as a result of tightening our cost controls over expenses. HSPL, however, increased its office supplies expenses by 440%. This was because we completed our acquisition of HSPL in the fourth quarter of 2004 and only 3 months’ operating results of HSPL were reflected in the financial statements of the Company. However, we consolidated a full year of operating results of HSPL in 2005;

•	HSPL provided a provision for bad debts of $266 in 2005 based on the fact that there were aged accounts receivables in HSPL. However, no provision for bad debts was recorded in 2004;

•

In 2005, Three Happiness and HSPL provided reserves for obsolete inventories of $107 and $735, respectively. Provisions were based on the fact there were potential impairments on the current carrying value of the inventories due to potential obsolescence as a result of aged inventories. No such reserves were provided in either Three Happiness or HSPL; and

•

Other expenses at Three Happiness decreased by 38% in 2005 as compared to 2004. This decrease resulted primarily from Three Happiness successfully reducing entertainment expenses by 40% as a result of cost reduction efforts, offset by increases in transportation and utility expenses by 124% and 96%, respectively, as a result of the increase in business activities to support our rapid growth. Other expenses at HSPL increased by 3% in 2005 compared to 2004 due primarily to a full year operating results of HSPL in 2005 as compared to approximately 3 months’ operating results reflected in our financial statements of 2004.

Depreciation and Amortization.    Depreciation and amortization expenses increased by $88, or 35.2%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. The increase was mainly due to the increase of assets in Three Happiness as a result of the transfer of $5.3 million worth of assets from construction in progress as well as the acquisition of HSPL that increased the assets of our Company.

Interest Expense, Net.    Net interest expense was $506 for the year ended December 31, 2005, compared to $101 for the year ended December 31, 2004. There were no significant fluctuations in interest expense incurred by us. The increase in interest income was the result of the proceeds received in 2005 from our 2004 Private Placement.

Other Income (Expense), Net.    Other income, net, was a net expense of $7 for the year ended December 31, 2005, compared to a net income of $44 for the year ended December 31, 2004. This was resulted primarily from our business tax of $7 incurred in 2005 and a sundry income of $59 in 2004 that was not recurred in 2005.

Income Taxes.    Income tax expense for the year ended December 31, 2005 was $4,401 as compared to $2,217 for the year ended December 31, 2004. The increase was due to the increase in pre-tax income of Three Happiness and HSPL. The Company’s effective tax rate for 2005 was 25%. During this period, income tax was provided for at 15% of pre-tax income for Three Happiness and 33% of pre-tax income for HSPL under applicable Chinese law. However, other operating expenses incurred at the holding company level as well as at AOBO Hong Kong and U.S. could not enjoy tax benefits in China.

Liquidity and Capital Resources

Cash.    Our cash balance at March 31, 2007, was $93,442, representing an increase of $5,658, or 6.4%, compared with our cash balance of $87,784 at December 31, 2006. The increase was mainly attributable to net cash provided by operating activities and the receipt of proceeds from the exercise of warrants.

Cash Flow.    Cash flows from operations during the first quarter of 2007 amounted to $4,535, representing an increase of approximately 18.1% compared with cash flows from operations of $3,841 in the same period of 2006. The increased cash flow was due primarily to the increase in our net income by 31.1%, to $6,446 in the first quarter of 2007, compared with net income of 4,917 in the same period last year. The increased cash flow was also due in part to a decrease in accounts receivable by $647 and repayments of notes receivable of $1,426 during the first quarter of 2007, due to our better control over payment from our customers. These increases were partly offset by an increase in our inventories of $2,473 to support increased production activities. The increased cash flow was also offset by a decrease in our accrued expenses of $1,912 and tax payable of $1,034, which resulted from the payment of accrued bonus and income tax.

Our cash flows used in investing activities amounted to $1,253 in the quarter ended March 31, 2007. During that period, we paid $820 for purchases of plant and equipment and spent $433 on construction in progress. Compared to the same period in 2006, our cash flows used in investing activities decreased by $4,316 during the first quarter of 2007 because there was a $5.0 million refundable payment to facilitate due diligence that occurred in the first quarter of 2006.

Our cash flows from financing activities amounted to $1,698 in the first quarter of 2007. During that period, we repaid $657 bank loans and received $2,359 proceeds from exercise of warrants. Compared to the same period in 2006, our cash flows provided by financing activities decreased by $23,283 during the first quarter of 2007 because we received approximately $25.0 million in proceeds from a private placement in the first quarter of 2006.

Working Capital.    Our working capital increased by $9,840 to $102,092 at March 31, 2007, as compared to $92,252 at December 31, 2006, primarily due to our increase in cash of $5,658, inventories of $2,473 and partly offset by a decrease of $647 of accounts receivable and $1,426 in notes receivable. The increase in working capital was also due to the decrease in other payable and accrued expenses of $1,912 and tax payable of $1,034. The increase of inventory was because we maintained higher inventory level to prepare for increased operating activities. The decrease in accounts receivable and notes receivable was the result of better credit control. The decrease in other payable and accrued expenses and tax payable was related to the payment of prior year bonus and income tax.

We currently generate our cash flow through operations. We believe that our cash flow generated from operations will be sufficient to sustain operations for at least the next twelve months. There is no identifiable expansion plan as of March 31, 2007, but from time to time, we may identify new expansion opportunities for which there will be a need for use of cash.

Critical Accounting Policies and Estimates

We have adopted various accounting policies to prepare our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. Our most significant accounting policies are described in Note 2 to our audited consolidated financial statements, which are incorporated by reference into this prospectus. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, sales returns and discounts, and income taxes are updated as appropriate.

Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our physician customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in our consolidated financial statements for all periods presented. Management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and our independent registered public accounting firm. The judgments about those financial estimates are based on information available as of the date of our consolidated financial statements. Those financial estimates include:

Significant Accounting Policies and New Pronouncements.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories consisting of raw materials, work-in-progress and finished goods are stated at the lower of weighted average cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

Revenue Recognition

Revenues represent the invoiced value of goods sold, recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

We established a subsidiary in Hong Kong with a specialty retail store to sell its products. The retail store sells certain products to certain customers on consignment. We record revenue for consignment transactions when the consignee sells the product to the end user.

Stock-Based Compensation

We adopted SFAS No. 123(R) in the first quarter of 2006, at which time we began recognizing an expense for unvested share-based compensation that has been issued or will be issued after that date. We adopted SFAS No. 123(R) on a prospective basis.

We estimate fair value of restricted stock based on the number of shares granted and the quoted price of our common stock on the date of grant. The fair value of stock options is estimated using the Black-Scholes model. Our expected volatility assumption is based on the historical volatility of our stock. The expected life assumption is primarily based on historical exercise patterns and post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock compensation expense recognized is based on awards expected to vest, and there were no estimated forfeitures as the current options outstanding were only issued to our founders. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

There were no options issued in the first quarter of 2007 and the fair value of stock based compensation expense for the three months ended March 31, 2006 was $36.

Adoption of New Accounting Policy

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, Accounting for Income Taxes”, or FIN 48. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of March 31, 2007, we do not have a liability for unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction and various states. We are subject to U.S. federal or state income tax examinations by tax authorities for years after 2002. During the periods open to examination, we have net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. These NOLs and tax credit carry forwards are unlikely to be utilized in future periods and remain subject to examination. We also file certain tax returns in China. As of March 31, 2007 we were not aware of any pending income tax examinations by China tax authorities.

Our policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of March 31, 2007, we had no accrued interest or penalties related to uncertain tax positions.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board, or FASB, issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. We are currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on our consolidated results of operations, financial position, or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach, then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We have adopted the bulletin during 2006. The adoption did not have a material effect on our consolidated results of operations, financial position, or cash flows.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective beginning January 1, 2007.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or FAS 159. FAS 159, which becomes effective for us on January 1, 2008. This standard permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. We do not anticipate that election, if any, of this fair-value option will have a material effect on the results or operations or consolidated financial position.

BUSINESS

Overview

We are a leading, fully integrated, plant based pharmaceutical and plant based nutraceutical company dedicated to improving health through the development, manufacture and commercialization of modernized plant based products in China. Our profitable and diversified business is comprised of prescription plant based pharmaceutical, or PBP, products, over-the-counter PBP products and plant based nutraceutical, or PBN, products. Our pharmaceutical products are well recognized brands in China and have been approved by the Chinese State Food and Drug Administration, or SFDA, based on demonstrated safety and efficacy. We sell our products primarily to hospitals, clinics, pharmacies and retail outlets at over 100,000 locations in all provinces, including rural areas and major cities in China, through the efforts of our approximately 1,800 sales and marketing professionals. We leverage our relationships with over 300 distributors to distribute our products to both urban and rural areas of China. We have experienced substantial growth in recent years and intend to use our established business as a platform for continued growth both organically and through strategic acquisitions.

According to a recent ISI Emerging Markets report, the pharmaceutical industry in China was approximately $27.7 billion in 2005 and China is forecast to become the world’s fifth largest pharmaceutical market by 2010, which includes both western medicine and Traditional Chinese Medicine, or TCM. Our PBP products are modernized versions of TCM. Plant based TCM products have been widely used in China for thousands of years and are deeply ingrained in the Chinese culture. The market for TCM pharmaceutical products in China was approximately $5.8 billion in 2005, accounting for approximately 20.9% of all expenditures on medicine in China. According to a 2006 Frost & Sullivan report, the market for nutraceutical products in China was approximately $12.5 billion in 2005. Currently, the TCM market in China is highly fragmented, and we believe there are over 1,200 companies currently engaged in the development, manufacture and sale of TCM products providing a significant opportunity to acquire additional businesses, products and technologies.

Our revenues increased from $54.7 million in 2005 to $110.2 million in 2006, representing an increase of 101.3% year over year and totaled $25.7 million for the first quarter of 2007 compared to $19.1 million for the first quarter of 2006. Our net income increased from $13.4 million in 2005 to $29.2 million in 2006, representing an increase of 117.9% year over year and totaled $6.4 million for the first quarter of 2007 compared to $4.9 million for the first quarter of 2006.

The following table represents revenues realized from the sale of our PBP and PBN products for the periods indicated:

	For the Year Ended December 31,		Percent Change	For the Quarter Ended March 31,		Percent Change
	2005	2006		2006	2007
	(in thousands)			(Unaudited) (in thousands)
PBP products	$34,185	$79,367	132.2%	$12,180	$18,564	52.4%
PBN products	20,548	30,815	50.0	6,909	7,159	3.6

Total sales	$54,733	$110,182	101.3%	$19,087	$25,723	34.8%

Each of our PBP products have certain medicinal functions and have demonstrated safety and efficacy in accordance with SFDA requirements for the treatment of at least one or more therapeutic indications. PBP products are based on non-synthetic medicinal compounds that are extracted from various parts of one or more plants. We apply modern production techniques to TCM to produce a variety of PBP products in different formulations, such as tablets, capsules and powders.

We currently market two prescription PBP products in China. Shuanghuanglian Lyophilized Injection Powder, or SHL Injection Powder, is an anti-viral injection effective in treating respiratory infections, bronchitis and tonsillitis, and Cease Enuresis Soft Gel, or CE Gel, is indicated to alleviate bedwetting. We market our SHL Injection Powder through our brand name SHJ, and our CE Gel through Harbin Three Happiness Bioengineering Co., Ltd, or Three Happiness, which are both well-recognized brand names in China. These products are detailed to physicians at hospitals and clinics through the efforts of our sales force and through educational physician conferences and seminars.

Over the counter PBP products are similar to our prescription PBP products in that they are derived from plants, but are sold over-the-counter direct to consumers in pharmacies and other retail outlets. We currently market 16 over-the-counter PBP products including our Jinji Series, a line of products approved for the treatment of various women’s health indications including endometritis, annexitis, pelvic inflammation, premenstrual and menopausal symptoms, and our Cease Enuresis Patch, or CE Patch, a product indicated to alleviate bedwetting and for the treatment of incontinence. Our Jinji line of products and our CE Patch have leading market positions in the over-the-counter segments in which they compete and are marketed through our extensive direct-to-consumer advertising campaign. We highlight the quality and benefits of these products through television, newspaper and print advertisements, including our current advertising campaign for our Jinji products featuring the popular Chinese celebrity, Ms. Ni Ping. These commercials are televised daily throughout China on most channels.

PBN products, also frequently referred to as functional foods, functional beverages, dietary supplements and general nutritional supplements, are intended to be used to improve overall health and well-being. We market several PBN products as general nutritional supplements in China, including our popular soybean peptide based drinks, tablets, powder and instant coffee. General nutritional supplements are generally not regulated by the SFDA; however, local government agencies may impose certain manufacturing requirements on those products aimed at protecting their hygiene. We promote our PBN products through a print advertising campaign in magazines and newspapers, and distribute these products to supermarkets, fitness centers, healthcare specialty stores and other retail outlets in China.

In addition to our marketed products, we have a portfolio of over 100 prescription and over-the-counter PBP products that are approved, but have not been commercially launched, and we are researching new modernized TCM products and existing product line extensions.

We own and operate three manufacturing facilities through which we manufacture all of our products. Each facility is Good Manufacturing Practices, or GMP, International Organization for Standardization, or ISO, and Export Product certified.

Industry Background and Market Opportunities

The Chinese pharmaceutical and nutraceutical markets are highly fragmented, comprising a large number of small enterprises. We believe that this fragmentation provides opportunities for better managed and more financially sound companies to gain market share by using comparatively strong technical, manufacturing and marketing abilities. Moreover, China’s regulatory agencies have introduced a series of new regulations to control the standards and quality of manufacture and distribution in the pharmaceutical industry. These new regulations require companies to obtain government recognized manufacturing and distribution licenses, GMP and good sales practice certificates, and have resulted in the elimination of many small or poorly managed companies. We believe that this new legislation will precipitate consolidation opportunities and a generally more favorable competitive environment.

Pharmaceutical Market

The pharmaceutical industry in China was approximately $27.7 billion in 2005 and China is expected to become the world’s fifth largest pharmaceutical market by 2010, which includes western medicine and

TCM. This growth is being driven by several factors including improving standards of living and an increase in disposable income fueled by the growing economy, the aging population, the increasing participation in the State Basic Medical Insurance System and the increase in government spending on public health care. The Chinese government has pledged $4 billion for healthcare spending in 2007, an almost 87% increase from the $2.2 billion in 2006.

Traditional Chinese Medicine Market

The TCM market for pharmaceutical products in China was approximately $5.8 billion in 2005, accounting for approximately 20.9% of all expenditures on medicine in China. TCM, including prescription and over-the-counter PBPs, have been widely used in China for thousands of years and are deeply ingrained in the Chinese culture. Historically, TCM consisted primarily of mixtures of dried herbs and, in some cases, animal parts and minerals. These mixtures would be boiled and simmered at home to create a medicinal tea or soup. These liquid concoctions were inconvenient to prepare and take, and their dosage and quality were inconsistent due to varied methods of preparation and differences in the quality of ingredients. Despite these characteristics, we believe that consumers perceive PBP products to have a superior safety profile compared to western pharmaceuticals. In recent decades, Chinese pharmaceutical manufacturers have applied modern production technologies to produce TCM with consistent quality and a variety of formulations, such as tablets, capsules and powders, which we refer to as modernized TCM.

We believe the PRC is committed to supporting and promoting the development of modernized TCM, as evidenced by the government formulating an industry development plan for the modernized TCM sector and adding more modernized TCMs to the national medicine catalog of the National Medical Insurance Program. In 2004, the number of TCMs included in the national medicine catalog increased by 98.3%, from 415 to 823. After the update, the number of TCMs, as a percentage of the total medicines included in the 2004 national medicine catalog, increased to 44.4% from the previous level of 36.4% in the 2000 national medicine catalog. The 2004 national medicine catalog is the current and latest version of the national medicine catalog. Additionally, in the PRC pharmaceutical industry five-year plan released in June 2006 by the National Development and Reform Commission, or the NDRC, the NDRC identified TCMs, particularly TCMs used for the treatment of diseases prevalent among middle-aged and elderly people, as a priority area that will receive governmental support. The State Administration of Traditional Chinese Medicine, a national government agency, formulates TCM industry policies for the development of TCM and provides research grants for TCM research and development.

We believe that TCM, and PBP products in particular, will remain mainstream medicines in China and will continue to grow as a result of:

•	China’s longstanding preference for TCM remedies;

•	government support for modernized TCM as a key component of increasing quality of healthcare;

•	existence of well-recognized brands supported by a long history;

•	the rapidly growing over-the-counter market, in which TCM makes up more than half; and

•	lower pricing as compared to western medicine.

Nutraceutical Market

According to a 2006 Frost & Sullivan report, the market size of the Chinese nutraceutical market, comprised of functional foods, functional beverages and dietary supplements, was $12.5 billion in 2005.

While there are no official definitions of the functional food and beverage categories in China, this is generally accepted to mean conventional food and beverages with added ingredients beneficial to the human body. Functional foods are most commonly fortified with nutritional ingredients such as calcium, soy products or dairy products. Functional beverages are typified by sports drinks, energy drinks, vitamin-enhanced water and other similar nutritional drinks. Dietary supplements are products that are intended to supplement the diet with vitamins, minerals, herbs, amino acids or other plant-based products. These types of supplements are typically ingested in the form of a pill, capsule, tablet or in liquid form. The main channels for distributing nutraceutical products, including health foods, in China are supermarkets and retail outlets. According to the 2006 Frost & Sullivan report, in 2005, the functional beverage market was estimated to be $5.0 billion and the dietary supplement market was estimated to be $4.5 billion.

The nutraceutical market in China has been growing rapidly over the past decade. This growth is driven primarily by the convenience associated with taking these products and the marketing investments that early entrants have made. As China’s population is increasingly influenced by western culture, Chinese men and women have begun to pay more attention to body image and weight. A study by AC Nielson Corp. suggests that the general population in China prefer taking medication to improve their health rather than spending time preparing nutritious foods.

Some nutraceuticals may be registered as health foods in China and are subject to approval by the SFDA. Health foods are generally defined as products that are suitable for a specific group of people and that are able to adjust body functions while not aiming at curing a disease. These substances, however, only need to demonstrate safety rather than meet clinical endpoints for efficacy. The SFDA has a list of 27 approved health and beauty benefits that health foods may claim on their packaging or in advertisements. These direct-to-consumer advertisements typically highlight one or more of the approved benefits while focusing on the style and fashion of healthy living. General nutritional supplements are generally not regulated by the SFDA; however, local government agencies may impose certain manufacturing requirements on these products aimed at protecting their hygiene.

Our Strengths

We believe we have the following competitive strengths that could enable us to capitalize on the large, fragmented and growing market for our PBP and PBN products.

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Fully Integrated Platform for Sustainable Growth.    We are a vertically integrated PBP and PBN company with our own development, manufacturing and commercialization capabilities for the prescription PBP, over-the-counter PBP and PBN markets. Our nationally recognized branded products are distributed to over 100,000 locations in all provinces, including rural areas and major cities in China. We believe these capabilities can be leveraged to provide substantial organic growth across all of our product categories and can serve as a platform for integrating additional acquisitions.

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Diverse Product Categories That Provide Operating Flexibility.    Our business consists of three product categories including prescription PBP products, over-the-counter PBP products and PBN products. Each of these compete in a market segment with differentiated regulatory, economic and general market characteristics. We believe this diversification reduces our dependence on any one market segment and enables us to react quickly to evolving market conditions in China in order to optimize our business operations.

For instance, recent price adjustments imposed by the China National Development and Reform Commission, or the CNDRC, had a greater impact on prescription pharmaceutical products than on over-the-counter products. As a result, beginning in the first quarter of 2007, we focused more of our efforts on our over-the-counter PBP products. Despite this challenging market environment, our financial performance exceeded our revenue guidance in the first quarter of 2007.

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Well-Recognized Brand Names That Can be Leveraged for Additional Growth.    We have nationally recognized brand names in China, including, Jinji, SHJ and Three Happiness. We believe these brand names will allow continued sales growth for our existing products and can be leveraged further with product line extensions and by establishing brand families for related products.

For instance, our Jinji product line enjoys particularly strong brand recognition in the women’s health market. We believe we can significantly capitalize on this strength for future product introductions to treat other women’s health indications and as we expand into other therapeutic categories.

Through our acquisitions, we have accumulated over 100 products that have been approved by the SFDA but have not been commercially launched. We believe this portfolio provides significant organic growth opportunities as we opportunistically launch these products.

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Demonstrated Ability to Identify and Integrate Acquisitions.    We have completed and integrated four acquisitions in the last four years, each of which has contributed to our revenue and earnings growth. Our disciplined approach to acquisitions is based on well-defined criteria and is supported by a 14-person multi-disciplinary team dedicated to these business development activities, which we believe positions us well to participate in further consolidation of the PBP and PBN industries.

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Experienced and Results-Oriented Management Team.    Several members of our senior management team have worked together for over 12 years and have contributed significantly to the growth of our business. Our revenues have grown at a CAGR of 74.2% over the past four years from $21.0 million in 2003 to $110.2 million in 2006. Our management team has extensive experience with the People’s Republic of China, or PRC, government and the market for PBP and PBN products. Our management team encourages a strong corporate culture, which we believe contributes to our overall results.

Our Strategy

Our objective is to become the market leader for the development, manufacture and commercialization of PBP and PBN products. We intend to achieve this objective by:

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Promoting Our Existing Brands to Maintain National Recognition.    We intend to support and grow the existing recognition and reputation of our brands and to maintain our branded pricing strategy through continued sales and marketing efforts. To achieve this goal, we plan to:

•

detail the efficacy and safety profile of our established prescription PBP products, SHL Injection Powder and CE Gel, to physicians at hospitals and clinics in all provinces in China through the efforts of our sales force and through educational physician conferences and seminars;

•

expand our extensive direct-to-consumer advertising campaign highlighting the quality and benefits of our fast growing over-the-counter PBP products through television, newspaper and print advertisements; and

•

continue our print advertising campaign in magazines and newspapers and our extensive sales force efforts emphasizing the overall health and well being benefits for our established PBN products, and our Soybean Peptide series of products in particular.

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Developing and Introducing Additional Products to Expand or Strengthen Our Existing Portfolio.    We plan to focus our research and development capabilities towards expanding our existing portfolio of approved products. We have over 100 prescription and over-the-counter PBP products in our portfolio that are currently approved but have not been commercially launched. In addition, we intend to conduct clinical trials for new modernized products and product line extensions for our existing products. We plan to introduce new modernized products each year to leverage our branded market leadership position, particularly in the women’s health segment, to develop product line extensions for our existing products.

We believe we are well positioned to capitalize on the Chinese government’s focus on modernizing TCM products. We believe our existing capabilities will allow us to continue to develop branded, high margin products with favorable market exclusivity and intellectual property protection.

•

Expanding Our Distribution Network For Further Market Penetration.    We intend to expand our reach beyond the current approximately 100,000 distribution points in China to drive additional growth of our existing and future products. We currently contract with over 300 distributors in China and plan to expand upon these relationships to target new markets. In addition, we plan to continue to increase the number of our sales and marketing professionals to broaden our marketing efforts outside of major cities in China and increase our market penetration in cities and rural areas where we already have a presence.

We also intend to expand our presence beyond China to international markets. We recently announced an agreement with an international exporter for the retail distribution of our Jinji products to pharmacies in Canada.

While we are licensed to distribute our products directly to end-users throughout China, we currently contract with third-party distributors for the majority of our sales. We are well positioned to develop our in-house distribution capabilities in the future if we determine there is significant value in this approach.

•

Acquiring Complementary Products, Technologies and Companies.    We intend to selectively pursue strategic acquisition opportunities that we believe would grow our customer base, expand our product lines, enhance our manufacturing and technical expertise or otherwise complement our business or further our strategic goals. Pursuing additional acquisitions is a significant component of our growth strategy.

We believe our success in identifying and integrating target acquisitions is based on establishing well defined criteria for such acquisition. The following are the key characteristics we consider when evaluating acquisition targets:

•	accretive within one year of acquisition;

•	strong strategic fit with existing business;

•	complementary therapeutic areas to current product portfolio; and
•	strong brand name recognition within target markets.

For example, on June 13, 2007, we executed a letter of intent to acquire Changchun Xinan Pharmaceutical Group Company Limited, or CCXA, a privately owned plant based pharmaceutical company in China, in a transaction that we expect will not exceed US$30 million. Pursuant to the terms of the letter of intent, we have 90 days to enter into a definitive purchase agreement and close the transaction with CCXA. We anticipate that the consideration for the acquisition will be in all cash.

CCXA is located in the Jilin province and owns a portfolio of plant based products, including both prescription and over-the-counter pharmaceutical products, marketed in China. Among CCXA’s assets is a set of women’s health products which we believe are complementary to our current product portfolio and GMP certified manufacturing facilities which can produce different product formulations including capsules and injectables. Based on CCXA’s unaudited financial statements, which could change based on an audit, CCXA was profitable for the year ended December 31, 2006.

We believe that this transaction, if completed, is consistent with our acquisition strategy to acquire companies that are accretive to our operations within one year of closing and provides a strategic fit with our existing business. This transaction is subject to the parties entering into a definitive agreement, including a price, that will be subject to customary closing conditions.

Our Products

Our business consists of three product categories, including prescription PBP products, over-the-counter PBP products and PBN products. PBP products are based on non-synthetic medicinal compounds that are extracted from leaves and roots of one or more plants. All of our PBP products have demonstrated safety and efficacy in clinical trials that has been sufficient to obtain approval by the SFDA. PBN products, also frequently referred to as functional foods, functional beverages, dietary supplements or general nutritional supplements, are intended to promote overall health and well-being. Our PBN products are generally considered general nutritional supplements and are not subject to regulatory approval by the SFDA.

We currently manufacture and sell over 20 products. The following table summarizes our principal marketed PBP and PBN products that comprised the majority of our revenue in the first quarter of 2007.

Product	Distribution Point	Indication	Year of AOBO Commercial Launch
PBP Products

Shuanghuanglian Lyophilized Injection Powder	Prescription	Respiratory infections, bronchitis and tonsillitis	2004

Cease Enuresis Soft Gel	Prescription	Bedwetting	2004

Cease Enuresis Patch	Over-the-counter	Bedwetting and incontinence	2005

Jinji Capsule	Over-the-counter	Endometritis, annexitis and pelvic inflammations	2006

Jinji Yimucao	Over-the-counter	Premenstrual syndrome, or PMS, and other PMS and menopause-related symptoms	2007

PBN Products

Soy Peptide Series	Retail	Nutritional products for overall health and well-being	2003

Prescription PBP Products

Shuanghuanglian Lyophilized Injection Powder

Our SHL Injection Powder is a prescription PBP product approved and marketed for the treatment of flu symptoms, including high fever, cough and sore throat, as well as upper respiratory infections, mild pneumonia and tonsillitis. Our SHL Injection Powder, marketed under the brand name SHJ, is one of the only two injection formulations of SHL approved by the SFDA. The approved dosage for our SHL Injection Powder is 60 mg for every kilogram of a patient’s body weight. In practice, a medical doctor will decide exactly how much SHL injection powder to use for each patient. This product consists of two plant based ingredients isolated from flowers and leaves.

Our SHL Injection Powder was commercially launched in China in 1997 by HSPL, which we acquired in 2004. We detail the safety and efficacy of this product to physicians in hospitals and clinics primarily in rural China. We believe that injectables are of higher quality and offer better bioavailability and efficacy than oral formulations. We are one of the two companies approved by the Ministry of Health to manufacture and commercialize SHL injection powder. This product is manufactured at our Heilongjiang Songhuajiang Pharmaceutical, or HSPL, facility in Harbin.

The CNDRC has implemented price adjustments on approximately 1,500 drugs since 2006. While most of the adjustments are price cuts, our SHL Injection Powder is one of a few pharmaceutical products that was granted a price ceiling increase. We believe this increase demonstrates the PRC’s recognition of the product’s attributes and market demand. While the actions taken by the CNDRC give us more flexibility in pricing, we do not currently have plans to increase the price of our SHL Injection Powder.

Phase 3 clinical trials for SHL Injection Powder were conducted on 489 patients at Harbin University of Medical Sciences First Affiliated Hospital, Heilongjiang TCM Research Institute and Harbin TCM Hospital. These trials demonstrated safety and efficacy in accordance with SFDA requirements.

Cease Enuresis Soft Gel

Our CE Gel is a prescription PBP product approved and marketed to alleviate pediatric bedwetting. This product consists of a formulation that is isolated from the seed of a plant. Our CE Gel is the only SFDA approved Category 1 new PBP product for this indication. Category 1 approval provides a product with 12 year protection from other companies replicating the product and can be granted when the product is considered to be the first product for a specific indication. The indicated dosage for children between the ages of three to seven is six capsules twice daily and for children between the ages of eight to 14 is eight capsules twice daily.

Our CE Gel was commercially launched in China in April 2004. We detail the clinical benefits of this product to physicians in hospitals and clinics throughout China. As prescription medications cannot be commercially advertised in China, we rely on physicians to recommend the use of our CE Gel to patients. The Cease Enuresis brand name, however, is well recognized by many patients as our CE Patch is an over-the-counter PBP product that we promote through direct-to-consumer advertising. This product is manufactured at our Three Happiness facility in Harbin.

Phase 3 clinical trials for GE Gel were conducted on 437 pediatric patients at Beijing Children’s Hospital, China University of Medical Sciences No. 2 Clinical Hospital, Liaoning TCM Institute Affiliated Hospital and Liaoning TCM Research Institute. These trials demonstrated safety and efficacy in accordance with SFDA requirements.

Over-the-Counter PBP Products

Cease Enuresis Patch

Our CE Patch is an over-the-counter PBP product approved and marketed for the treatment of bedwetting and incontinence. Our CE Patch is formulated for delivery by a patch and can be used in combination with our CE Gel. This product consists of the same plant based ingredients as our CE Gel. A course of treatment requires the application of a single patch for a maximum of 12 hours a day for children between the ages of four and 14.

Our CE Patch was commercially launched in China in 2005. We promote our CE Patch through direct-to-consumer advertising on television and in print media in China. This product is manufactured at our Three Happiness facility.

Our CE Patch was approved by the Food and Drug Administration Bureau of the Heilongjiang Province, under the medical device regulatory pathway.

Jinji Capsule

Our Jinji Capsule is an over-the-counter PBP product approved and marketed for the treatment of endometritis, annexitis and pelvic inflammations. This product consists of a combination of many parts of TCM plants, including roots, vines, flowers and stems. We source the majority of our raw materials for our Jinji product line from the Guangxi province, which we believe has a unique natural environment to cultivate high quality plants. We believe the combination of these quality ingredients, our manufacturing processes and our well-recognized brand name position our Jinji products well to compete in the marketplace. A course of treatment requires a dose of four capsules taken three times a day.

Our Jinji Capsule was commercially launched approximately 30 years ago in China by GLP, which we acquired in April 2006. With its long history, the Jinji brand name is well-recognized in the women’s health market in China. We promote our Jinji Capsule through direct-to-consumer advertising, including an extensive television commercial campaign featuring popular Chinese celebrity Ms. Ni Ping. These commercials are televised nationally in China. We believe that these advertisements continue to strengthen our brand loyalty, a major driver of the historical popularity of the drug. This product is manufactured at our Guangxi Lingfeng Pharmaceutical Co., or GLP, facility in Hezhou in the Guangxi Province in Southwestern China.

Phase 3 clinical trials for Jinji Capsule were conducted on 421 female patients at Wuzhou City People’s Hospital, Wuzhou City Workers’ Hospital and Hezhou TCM Hospital. These trials demonstrated safety and efficacy in accordance with SFDA requirements.

Jinji Yimucao

Our Jinji Yimucao is an over-the-counter PBP product approved and marketed for the treatment of premenstrual syndrome, or PMS, and other PMS and menopause-related symptoms. Jinji Yimucao is approved by the SFDA in China and marketed as a branded generic drug. This product consists of a combination of many parts of TCM plants, including roots, vines, flowers and stems. We source the majority of our raw materials for our Jinji product line from the Guangxi province, which we believe has a unique natural environment to cultivate high quality plants. We believe the combination of these quality ingredients, our manufacturing processes and our well-recognized brand name position our product well to compete in the marketplace. Each treatment requires a dose of two packets of powder for oral suspension taken two times a day.

Jinji Yimucao was commercially launched by us in China in early 2007. We own this product as a result of the acquisition of GLP, which we completed in April 2006. We promote Jinji Yimucao through direct-to-consumer advertising, including an extensive television commercial campaign. We believe that these advertisements continue to strengthen our brand loyalty, a major driver of the historical popularity of the drug. This product is manufactured at our GLP facility in Hezhou.

Principal PBN Products

Soy Peptide Series

Our Soy Peptide Series is our primary line of PBN products, all of which are available in supermarkets, fitness centers, specialty nutraceutical stores and other retail outlets. These products include tablets, powders, drinks and instant coffee that are non-genetically modified and derived from soybeans through a biochemical process involving decomposition, conversion and synthesis of soybean protein. They are used as food and beverage supplements and are easily digested, increase metabolism and can replenish body strength. We have four distinct formulations: anti-fatigue, menopause, immunoenhancer and balanced formula. The benefit of our peptide formulation compared with the soybean itself is that our formulation is more readily absorbable by the human body. We manufacture these products at our Three Happiness facility in Harbin.

Our Soy Peptide Series was commercially launched in China in 2002. We do not have any exclusivity under Chinese law for these products and market all of our PBN products through print advertising campaigns. While the PBN market is highly fragmented with many competitors, we believe that our product branding and multiple forms for delivery of the peptide will continue to support additional growth.

Product Pipeline

We have our own research, development and laboratory facilities located in Harbin and retain our own professional research and development team. We have also entered into joint research and development agreements with outside research institutes in China. In addition to our portfolio of over 100 approved prescription and over-the-counter PBP products that have not been commercially launched, we are currently researching new modernized products and line extensions for our existing products. We intend to introduce new modernized products each year to leverage our branded market leadership position, particularly in the women’s health market and to develop line extensions for our existing products.

We are also exploring opportunities for acquisitions that may complement our existing product lines and leverage our significant sales and distribution capabilities. When we evaluate these opportunities, we look for high margin products with established brand names in China that have opportunity for significant growth and near-term accretion.

Marketing and Sales

In China, we manufacture and market more than 20 products, consisting of prescription and over-the-counter PBPs and PBNs. Our PBP and PBN products are marketed to hospitals, clinics, pharmacies and retail stores at over 100,000 distribution points. We maintain 28 regional representative offices throughout China and employ approximately 1,800 sales and marketing professionals who we compensate with a base salary and performance based commissions. Where appropriate, we leverage the synergies between complementary products and distribution channels to accelerate the market penetration of our new products. Our sales force markets to all provinces, including rural areas and major cities in China.

Distributors and Customers

We have an extensive third-party distribution network with over 300 distributors that provides us with widespread access to sell our products in all provinces, including rural areas and major cities in China. The breadth of our distribution channel allows us to target approximately 100,000 distribution points comprising hospitals, clinics, pharmacies and retail stores. We select our distributors based on their reputation and market coverage. Because we have our own extensive sales and marketing team we rely on our distributors solely for the transportation of our products to our distribution points and not for sales and marketing services. As a result, we do not enter into exclusive distribution agreements with these third party distributors. We review our distribution agreements on an annual basis to specify designated distribution points, the location and method for delivery of our products to certain distribution points and targets for annual sales volume and receivable collections. Generally our distributors pay for our products in cash in advance or on delivery. In limited circumstances we may grant 30 to 60 day credit terms to certain distributors.

The distribution industry in China is fragmented with over 2,000 distributors. Due to the number of distributors, we do not rely on any one distributor for our distribution needs. We estimate that our top 10 distributors account for only approximately 15% of our total sales. Although we do not currently distribute our own products, our subsidiary Heilongjiang Qitai Pharmaceutical Limited, or HQPL, has a long history in China with brand name recognition as a SFDA approved licensed distributor of pharmaceuticals throughout China. HQPL allows us leverage to directly distribute our own products in the future.

Manufacturing

We have three manufacturing facilities in China dedicated exclusively to the manufacture of our products. Each facility is GMP certified. We have fully integrated manufacturing support systems including quality assurance, quality control and regulatory compliance. We have developed our own independent quality control systems in accordance with SFDA regulations. Our quality assurance team devotes significant attention to quality control for designing, manufacturing and testing our products, and is also responsible for ensuring that we are in compliance with all applicable national and local regulations and standards, as well as our internal policies. Our senior management team is also actively involved in setting quality assurance policies and managing internal and external quality performance. These support systems enable us to maintain high standards of quality for our products and deliver reliable products to our customers on a timely basis.

The details of our facilities are as follows:

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Three Happiness.    Our Three Happiness facility is located in Harbin, the capital of Heilongjiang Province in northeast China. It is approximately 220,000 square feet and manufactures both PBP and PBN products. The Three Happiness facility consists of one PBP and one PBN manufacturing plants, including a dedicated building for soybean peptide products.

•	HSPL. Our HSPL facility is also located in Harbin. It is approximately 530,000 square feet and manufactures our SHL Injection Powder.

•	GLP. Our GLP facility is located in Hezhou, in the Guangxi Province in southwest China. It is approximately 1,320,000 square feet and manufactures our Jinji series of products.

We have land use rights that are granted and allocated to us by the PRC government to the land on which our manufacturing facilities are located. According to Chinese law, the government owns all the land in China and companies or individuals are authorized to use the land only through land use rights granted or allocated by, or leased from, the PRC government.

We currently have adequate manufacturing capacity for our marketed products.

Raw Materials

We require a supply of quality raw materials to manufacture our products. Historically, we have not had difficulty obtaining raw materials from suppliers. Currently, we rely on numerous suppliers to deliver our required raw materials. Our products are all plant based and derived from flowers, plants and roots which are locally grown by farmers in China. None of the raw materials needed for our products are rare, therefore we believe we will be able to procure adequate supplies of raw materials on a timely basis. We enter into arrangements with numerous suppliers in China to hedge against the risk of short supply due to irregularities in seasonal temperatures. Although historically we have not stored any inventory of raw materials, if we anticipate a shortage, we have the capability and warehouse capacity to store such materials.

Intellectual Property

We regard our packaging designs, service marks, trademarks, trade secrets, patents and similar intellectual property as part of our core competence that is critical to our success. We rely on patent, trademark and trade secret law, as well as confidentiality agreements with certain of our employees, distributors and others to protect our intellectual property rights.

There are three types of patents under the PRC patent law. The first type, an external design patent, refers to a new design of a product’s shape, pattern or a combination of shape and pattern and the combination of a product’s color and its shape and pattern, where such a design is aesthetically appealing and suitable for industrial application. The second type of patent is called an invention patent and the third type of patent is referred to as a new model or utility patent. Invention patents and utility patents are similar in that both of them relate to scientific or technological inventions. A utility patent, compared to an invention patent, requires a lower level of creativity and covers a narrower scope. In addition, an invention patent can be a new technology introduced in respect of an existing product, method or their improvements, while a utility patent is restricted to a product’s shape, constitutions or a combination of these two. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for 10 years.

To a large extent, we rely on such State Protection law to protect our intellectual property rights with respect to some of our products. As of May 31, 2007, we owned a total of nine patents.

In 2006, Three Happiness applied and had applications accepted for 47 trademarks with the Trademark Bureau of China Industrial and Commercial Administration Authority and has obtained seven certificates of trademarks. Our Hong Kong branch registered two trademarks with the Hong Kong Trademark Bureau. In addition, we obtained two new trademarks from the acquisition of GLP in 2006. As of the date of this document, we have registered a total of 33 trademarks, our Hong Kong subsidiary has registered 16 trademarks, and the number of trademarks in the process of application is 139.

Competition

We believe that we are well positioned to compete in the fast-developing Chinese pharmaceutical and nutraceutical market with our strong brand, diverse product portfolio, research and development capabilities, established sales and marketing network and favorable cost structure. We believe that competition and leadership in our industry are based on managerial and technological expertise, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing.

Our SHL Injection Powder primarily competes with a similar injection powder product produced by Harbin Pharmaceutical Group. Our marketing strategy with respect to this product is broader than our competitor by focusing on rural markets as well as major cities at a lower retail price. We believe this strategy has been successful for us against our competition.

Our CE Gel competes with several other products having similar functionality. Some of these products include the Jianpizhiyi Tablet produced by Shangdong Zhiling Pharmaceutical Company, Yeniaoying produced by Tianjin Zhongxin Company, Shengjiyiniaokang produced by Shanxi Dingxing Healthcare Scientific Limited and Suoquan Pill produced by Jilin Tianguang Pharmaceutical Limited. Despite the similar products in the market, we believe our CE Gel is the leading product, as currently it is the only SFDA approved first grade medicine for bedwetting.

Our Jinji Capsule competes with Huahong Pill produced by Huahong Pharmaceutical Group and Qianjin Pill produced by Qianjin Pharmaceutical Group.

Our Soy Peptide Series competes with Leneng Peptide Powder, produced by Leneng Bioengineering Company and Soybean Protein Peptide, produced by Harbin High-Tech Company Limited.

Environmental Matters

We comply with the Environmental Protection Law of China as well as the applicable local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Our costs of compliance with applicable environmental laws are minimal, since the manufacturing of plant based pharmaceutical, soybean protein peptides products and health supplement products generates little damage and pollution to the environment. Penalties would be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it will occur in the future, but no assurance can be given in this regard.

Employees

We employed approximately 3,110 employees as of May 20, 2007. Approximately 915 of these employees are principally engaged in manufacturing and services activities, 1,811 in sales and marketing and 384 in management and administration. We have recently hired and intend to hire additional employees for sales and marketing, customer service and manufacturing and assembly as our business grows. In general, we consider our relationship with our employees to be good.

Insurance

We currently carry insurance policies which are customary for enterprises in China providing for total coverage of approximately $30.2 million. We have property coverage of approximately $17.0 million, transport vehicle coverage of approximately $5.2 million and workers’ medical and accident coverage of approximately $0.1 million. We also maintain Director and Officer Insurance of approximately $8.0 million. We paid aggregate insurance premiums of $0.3 million in the first quarter of 2007.

Our History

Three Happiness had been conducting business in China since 1994. In June 2002, through a share exchange with the stockholders of Three Happiness, Three Happiness became our wholly-owned subsidiary and continued its business operations in China. Prior to the share exchange we did not have any business operations. At the time of the share exchange we changed our name to American Oriental Bioengineering, Inc.

In February 2003, we acquired the rights to a soybean protein peptide biochemical engineering project, which provided us with the rights to manufacture and commercialize our Soy Peptide Series of PBN products. Also, since the share exchange in 2002, we acquired three companies in China. In November 2004, we acquired HSPL, which manufactures and commercializes our SHL Injection Powder, in April 2006, we acquired GLP, which manufactures and commercializes our Jinji series and in July 2006, we acquired HQPL, a pharmaceutical distributor that owns a license to distribute pharmaceutical products in China.

On July 18, 2005, our common stock commenced trading on the American Stock Exchange, or AMEX, under the ticker symbol “AOB.” On November 14, 2005, our common stock commenced trading on the Archipelago Exchange, or ArcaEx, a facility of the Pacific Exchange.

On December 18, 2006, we voluntary elected to delist our common stock from the AMEX and ArcaEx. Our common stock commenced trading on the New York Stock Exchange under the ticker symbol “AOB” on the same day.

Legal Proceedings

We are not involved in any litigation that we believe could have a material adverse effect on our financial position or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers or any of our subsidiaries, threatened against or affecting us, our common stock, any of our subsidiaries or our subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

REGULATION OF OUR INDUSTRY

Regulations Relating to the Pharmaceutical Industry

The pharmaceutical industry in China, including the TCM sector, is highly regulated. The primary regulatory authority is the SFDA, including its provincial and local branches. As a developer, producer and distributor of medicinal products, we are subject to regulation and oversight by the SFDA and its provincial and local branches. The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products. Its implementing regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Registration and Approval of Medicine.    A medicine must be registered and approved by the SFDA before it can be manufactured. The registration and approval process requires the manufacturer to submit to the SFDA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. To obtain the SFDA registration and approval necessary for commencing production, the manufacturer is also required to conduct pre-clinical trials, apply to the SFDA for permission to conduct clinical trials, and, after clinical trials are completed, file clinical data with the SFDA for approval. Our PBP products are approved by the SFDA and are being sold both as prescription and over-the-counter medicines.

New Medicine.    If a medicine is approved by the SFDA as a new medicine, the SFDA will issue a new medicine certificate to the manufacturer and impose a monitoring period which shall be calculated starting from the day of approval for manufacturing that new medicine and may not exceed five years. The length of the monitoring period is specified in the new medicine certificate. During the monitoring period, the SFDA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. For new medicines approved prior to September 2002, the monitoring period could be longer than five years. As a result of these regulations, the holder of a new medicine certificate effectively has the exclusive right to manufacture the new medicine during the monitoring period.

Provisional National Production Standard.    In connection with the SFDA’s approval of a new medicine, the SFDA will normally direct the manufacturer to produce the medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine to develop a national final production standard for the medicine, or a final standard. Three months before the expiration of the two-year period, the manufacturer is required to apply to the SFDA to convert the provisional standard to a final standard. Upon approval, the SFDA will publish the final standard for the production of this medicine. In practice, the approval for conversion to a final standard is a time-consuming process. However, during the SFDA’s review period, the manufacturer may continue to produce the medicine according to the provisional standard.

Transitional Period.    Prior to the latter of (1) the expiration of a new medicine’s monitoring period or (2) the date when the SFDA grants a final standard for a new medicine after the expiration of the provisional standard, the SFDA will not accept applications for an identical medicine nor will it approve the production of an identical medicine by other pharmaceutical companies. Accordingly, the manufacturer will continue to have an exclusive production right for the new medicine during this transitional period.

Continuing SFDA Regulation.    Pharmaceutical manufacturers in China are subject to continuing regulation by the SFDA. If the labeling or manufacturing process of an approved medicine is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the SFDA. A pharmaceutical manufacturer is subject to periodic inspection and safety monitoring by the SFDA to determine compliance with regulatory requirements. The SFDA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, the imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers.    A pharmaceutical manufacturer must obtain a pharmaceutical manufacturing permit from the SFDA’s relevant provincial branch. This permit is valid for five years and is renewable upon its expiration. Each of our manufacturing facilities has a pharmaceutical manufacturing permit. We do not anticipate any difficulty in renewing our pharmaceutical manufacturing permits upon expiration.

Good Manufacturing Practice.    A pharmaceutical manufacturer must meet GMP standards, for each of its production facilities in China in respect of each form of pharmaceutical products it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer meets the GMP standards, the SFDA will issue to the manufacturer a Good Manufacturing Practice certificate, or a GMP certificate, with a five-year validity period. However, for a newly established pharmaceutical manufacturer that meets the GMP standards, the SFDA will issue a GMP certificate with only a one-year validity period.

We have obtained a GMP certificate for all of our production facilities covering all of the products that we produce.

Pharmaceutical Distribution.    A distributor of pharmaceutical products in China must obtain a pharmaceutical distribution permit from the relevant provincial or local SFDA branches. The distribution permit is granted if the relevant SFDA provincial branch receives satisfactory inspection results of the distributor’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. A pharmaceutical distribution permit is valid for five years.

Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China.     Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to less than 50.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise.

Good Supply Practice Standards.    The SFDA applies Good Supply Practice standards, or GSP standards, to all pharmaceutical wholesale and retail distributors to ensure the quality of distribution in China. The currently applicable GSP standards require pharmaceutical distributors to implement controls on the distribution of medicine, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. A certificate for GSP standards, or GSP certificate, is valid for five years, except for a newly established pharmaceutical distribution company, for which the GSP certificate is valid for only one year.

Price Controls.    The retail prices of prescription and over-the-counter medicines that are included in the national medicine catalog are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. The controls over the retail price of a medicine effectively set the limits for the wholesale price of that medicine. From time to time, the NDRC publishes and updates a national list of medicines that are subject to price control. Fixed prices and price ceilings on medicines are determined based on profit margins that the NDRC deems reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of some of the medicines on the list, and delegates the power to provincial price control authorities to regulate the remainder on the list. For those medicines under the authority of provincial price control authorities, each provincial price control authority regulates medicines manufactured by manufacturers registered in that province. Provincial price control authorities have the discretion to authorize price adjustments based on the local conditions and the level of local economic development.

Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine and it must apply either to the NDRC, if the price of the medicine is nationally regulated, or to the provincial price control authorities in the province where it is registered, if the price of the medicine is provincially regulated.

For a provincially regulated medicine, when provincial price control authorities approve an application, they will file the new approved price with the NDRC for confirmation and thereafter the newly approved price will become binding and enforceable across China.

Tendering Requirement for Hospital Purchases of Medicines.    Provincial and municipal government agencies such as provincial or municipal health departments also operate a mandatory tendering process for purchases by state-owned hospitals of a medicine included in provincial medicine catalogs. These government agencies organize a tendering process once every year in their province or city and typically invite manufacturers of provincial catalog medicines that are on the hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. A government-approved committee consisting of physicians, experts and officials is delegated by these government agencies the power to review bids and select one or more medicines for the treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality and manufacturer’s reputation and service. The bidding price of a winning medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city.

The tendering requirement was first introduced in 2001 and has since been implemented across China. We understand that the level of present implementation of the tendering requirement varies among different provinces in China.

Reimbursement under the National Medical Insurance Program.    As of the end of 2006, approximately 157.4 million people were enrolled into the National Medical Insurance Program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80 to 90% of the cost of a Tier 2 medicine. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalog. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. The total amount of reimbursement for the cost of prescription and over-the-counter medicines, in addition to other medical expenses, for an individual program participant in a calendar year is capped at the amount in that participant’s individual account. The amount in a participant’s account varies, depending upon the amount of contributions from the participant and his or her employer. Generally, program participants who are from relatively wealthier eastern parts of China and relatively wealthier metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.

Regulation Relating to the Nutraceutical Industry

Some nutraceuticals produced in China can be labeled as health food, which means the product is aimed at a specific group of people and is able to adjust bodily function but is not aimed at curing disease. Health foods are required to be approved by the SFDA and are subject to its regulation. We currently have only one product approved as a health food by the SFDA.

Registration of Health Products

The approval of nutraceuticals as health products requires (i) an applicant to perform product research prior to submitting an application for registration of health food; (ii) an applicant to submit the sample and relevant product research materials to the examination institute appointed by the SFDA for required trial and examination; and (iii) the issuance of a report by the examination institute.

Provincial food and drug authorities review the product research materials and sample and, if found satisfactory, the food and drug authorities at the provincial level conduct site inspections and sample examinations and thereafter submit their opinion along with the application materials to the SFDA, and in the meantime, send inspection notice together with the sample to be examined to the appointed examination institute. The examination institute conducts examinations and inspections and submits its report to the SFDA. If all the regulatory requirements are satisfied, the SFDA will grant an Approval Certificate of Homemade Health Food to the applicant. The Approval Certificate of Health Food is effective for a period of five years.

Any changes to the items stated in the Approval Certificate of Health Food as well as its appendices must be approved by the SFDA. However, pursuant to the Administration Rules for Registration of Health Food (Trial), the product name, raw materials, manufacturing process, usage methods and other items stated in the Approval Certificate of Health Food, which may affect the safety and function of the health food, shall not be alternated.

In the case of transfer of technology of the registered health products to be manufactured in PRC, the transferee shall apply for new approval certificate of homemade health food in accordance with the relevant provisions of the Administration Rules for Registration of Health Food (Trial).

Permits and Licenses for manufacturing of Health Foods

Those enterprises engaging in manufacturing and operation of health food business must also comply with the PRC Food Hygiene Law and the Administration Rules of Food Hygiene Permit. Under the PRC Food Hygiene Law, enterprises engaging in manufacturing and operation of food products in PRC are required to obtain Hygiene Permit from the relevant PRC hygiene administrative authorities. In order to manufacture health food in the PRC, the manufacturing enterprise shall apply to the hygiene administration authorities at the provincial level for approval. If it is qualified, the hygiene administrative authorities at the provincial level will issue a Hygiene Permit with the approved health food specified. Each Hygiene Permit issued to a food manufacturing enterprise is effective for a period of four years. The enterprise is required to apply for renewal of such permit within sixty days prior to its expiry.

Manufacturing enterprise of health food shall organize its manufacture in accordance with the approval and shall not change the ingredient, manufacturing process, quality standard, name of the products, label, illustration and so on. The manufacturing procedures and conditions shall be in compliance with hygiene requirements that are applicable to the food manufacturing enterprise.

Compliance with GMP

Pursuant to the Notice of Circulating the Examination Methods and Assessment Guidelines of Good Manufacturing Practices of Health Food promulgated by the MOH, the Hygiene Permit shall only be issued to those enterprises in compliance with the GMP upon examination of the hygiene administrative authorities at the provincial level. For those enterprises failing to meet the GMP, the Hygiene Permit will be revoked.

Label of Health Food

The Regulation for Label of Health Food as promulgated by the MOH provides for requirements of the label of health food. According to this regulation, the name, function, functional ingredient, applicable scope and file number of approval of the health food labeled shall be consistent with those corresponding items stated in the Approval Certificate of Health Food issued by the hygiene administrative authorities at the provincial level.

Other Regulations

In addition to the regulations relating to pharmaceutical industry in China, our operating subsidiaries are also subject to the regulations applicable to a foreign invested enterprise, or FIE, in China.

Foreign Currency Exchange.    Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies other than FIEs must convert foreign currency payments they receive from abroad into Renminbi. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by the SAFE or its local counterpart.

Dividend Distribution.    The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;

•	Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

•	Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

MANAGEMENT

Directors and Executives

The name, age and position of our directors and executive officers as of May 31, 2007 are as follows:

Name	Age	Position
Tony Liu	54	Chief Executive Officer, President and Chairman of the Board
Jun Min	48	Vice President and Director
Yanchun Li	38	Chief Financial Officer, Chief Operating Officer, Treasurer, Secretary and Director
Binsheng Li	43	Chief Accounting Officer and Director
Cosimo Patti(1)(2)(3)	57	Independent Director
Xianmin Wang(1)(2)(3)	64	Independent Director
Eileen Brody(1)(2)(3)	45	Independent Director
Lawrence Wizel(1)(2)(3)	62	Independent Director
Baiqing Zhang(3)	54	Independent Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating Committee.

Below are brief descriptions of the backgrounds and experiences of the officers and directors:

Tony Liu is one of our founders and has served as our Chief Executive Officer and the Chairman of our Board of Directors since 1994. He served in the People’s Liberation Army for over 19 years and held the high rank of commander before retiring from the military. After Mr. Liu left the army, he began working for the government in the Heilongjiang province in northeastern China. In addition to serving as a representative to the National People’s Congress in China, Mr. Liu has witnessed and participated in the massive macro economic changes in China during his many years in the Chinese business community. He has more than ten years of experience in managing pharmaceutical companies. Mr. Liu was named the Outstanding Chinese Entrepreneur of the World and he is currently the Vice Chairman of the International Chinese Entrepreneur Association. In 2004, Mr. Liu received an EMBA degree from Tsinghua University.

Jun Min is one of our founders and has served as our Vice President and as a member of our Board of Directors since 2002. Mr. Min worked as Senior Executive Officer of the Price Checking Department Bureau of Heilongjiang Province from 1987 to 1992. Subsequently, he worked for Harbin Three-Happiness Bioengineering, Co. Ltd. from 1993 until Three Happiness was acquired by us in May 2002. He has over 20 years of experience in operations management and has an extensive knowledge of the consumer and pharmaceutical products industries in China. Mr. Min received a business management degree from Harbin Broadcast & TV University in 1986.

Yanchun Li is one of our founders and has served as our Chief Financial Officer, Chief Operating Officer, Secretary and as a member of our Board of Directors since 2003. Ms. Li has an extensive history in Chinese business operations. Before joining us, Ms. Li worked for China Ruida Food Limited Company and successfully established the Ruida brand as the number one brand in the instant frozen food industry. Ms. Li joined Harbin Three Happiness in 1994 as the manager of marketing and sales. She led a sales team of approximately two hundred people and launched a series of marketing campaigns to promote Three Happiness functional drinks all over China. The Three Happiness brand was later awarded the “Top Ten Well-known Brands in China”. Ms. Li is in charge of the Company’s operations, marketing and financial activities. Ms. Li has 13 years of experience and has creative ideas in marketing consumer, pharmaceutical and nutraceutical products.

Binsheng Li is one of our founders and has served as our Chief Accounting Officer and as a member of our Board of Directors since 2002. Mr. Li began his career at Harbin Three-Happiness Bioengineering Co. in 1994 in the accounting department. Mr. Li is in charge of all financial management and accounting work for the Company. Mr. Li graduated from Dalian University in 1986 with a major in Finance and Economics.

Cosimo Patti has served on our Board of Directors since 2004. Before joining us, Mr. Patti was an arbitrator for the National Association of Securities Dealers and the New York Stock Exchange for 18 years. Since August 1999, Mr. Patti has been the President and Chairman of Technology Integration Group, Inc. From 2002 to 2004, Mr. Patti was the Senior Director of Applications Planning with iCi/ADP. He was the Director of Strategic Cross border Business with Cedel Bank from 1996 to 1999, and President and Founder of FSI Advisors Group from 1998 to 2002. Mr. Patti received his Psychology degree from Brooklyn College in 1970.

Xianmin Wang has served on our Board of Directors since 2005. He was the Vice Governor of Heilongjiang Province from 1998 to 2001, where he was in charge of Financial and Economic affairs. Mr. Wang was Secretary of Daqing Municipal Party Committee from 1996 to 1998, and Vice Secretary of Harbin Municipal Party Committee from 1991 to 1992. Mr. Wang received a post graduate degree in Philosophy from Renmin University of China in 1964. He also holds a bachelor’s degree in Economics from Northeast Forest University.

Eileen Brody has served on our Board of Directors since 2005. Since August 2005, Ms. Brody has been President of Dawson-Forte Cashmere, an apparel trading company. From 1997 to 2004, she was Vice President of Merchandising and Planning for Carter’s Retail division of The William Carter Company. From 1992 to 1997, she held various management positions for Melville Corporation, a multi-billion dollar retailer. From 1983 to 1990, Ms. Brody worked for KPMG Peat Marwick as a Senior Manager. While at KPMG, she was responsible for audit services for a diverse clientele of large and small public companies and provided due diligence services on a wide variety of acquisitions. Ms. Brody is a Certified Public Accountant. She received her Undergraduate and MBA degrees from Pace University and a second MBA from the Harvard Graduate School of Business.

Lawrence Wizel has served on our Board of Directors since 2006. Prior to joining our Board of Directors, he served as Deputy Professional Practice Director at Deloitte Touche USA LLP, or Deloitte, in Deloitte’s New York office. Mr. Wizel began his career at Deloitte in 1965 and was a partner from 1980 until he retired in June 2006. Mr. Wizel was responsible for serving a diverse client base of publicly held and private companies in a variety of capacities including, SEC Commission filings, initial public offerings, mergers and acquisition transactions and periodic reporting. He received his BS in 1965 in accounting from Michigan State University and is a Certified Public Accountant.

Baiqing Zhang has served on our Board of Directors since 2006. Mr. Zhang brings to us two decades of experience in the Chinese government’s regulatory and supervisory divisions. From 1998 until Mr. Zhang retired in 2005, Mr. Zhang served as Director of the Heilongjiang Regulatory Bureau of the China Securities Regulatory Commission, or CSRC, where he managed and imposed regulatory compliance for all Heilongjiang-based securities issuances, as well as supervised securities trading, investment funds and legal affairs. The CSRC is China’s primary regulatory body overseeing the country’s financial markets. Prior to this, he spent ten years as a member of the Discipline Inspection Committee in the Department of Supervision of the Heilongjiang Province, and previously was the Vice Principal of Hebei Institute of Mechanical and Electrical Technology, where he taught university courses. Since 2005, Mr. Zhang has been a consultant in the fields of law and economics, public policy, and business strategy. He also consults and lectures about regulatory issues in the Chinese securities markets, based on his significant experience at the CSRC.

SELLING STOCKHOLDER

The following table sets forth the name of the selling stockholder, the number of shares of common stock owned by the selling stockholder immediately prior to the date of this prospectus and the number of shares to be offered by the selling stockholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership before this offering is based on 65,117,910 shares of our common stock outstanding as of May 31, 2007. Beneficial ownership is based on information furnished by the selling stockholder. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by him.

	Beneficial Ownership Before Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering
Selling Stockholders	Number	Percentage		Number	Percentage
Tony Liu(2)(3)	14,897,648	22.9%	500,000	14,397,648	19.7%

(1)

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned and the percentage ownership of a selling stockholder, shares underlying options held by the selling stockholder that are either currently exercisable or exercisable within 60 days from May 31, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

(2)	Includes 38,777 shares of common stock issuable upon exercise of stock options presently exercisable at $2.00 per share.
(3)	Does not include 1,000,000 shares of preferred stock owned by Mr. Liu which provide Mr. Liu with 25% of our total voting rights.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share. Immediately following this offering, there will be 73,117,910 shares of our common stock and 1,000,000 shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting that commences with a lawful quorum is sufficient for approval of matters upon which stockholders may vote, including questions presented for approval or ratification at the annual meeting. Our common stock does not carry cumulative voting rights, and holders of more than 50% of our common stock have the power to elect all directors and, as a practical matter, to control our company. Holders of our common stock are not entitled to preemptive rights, and our common stock may only be redeemed at our election.

After the satisfaction of requirements with respect to preferential dividends, if any, holders of our common stock are entitled to receive, pro rata, dividends when and as declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, after distribution in full of the preferential amount, if any, to be distributed to holders of the preferred stock, holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of May 31, 2007, we had 1,000,000 shares of preferred stock issued and outstanding. These shares of preferred stock were issued to Tony Liu, our Chairman and Chief Executive Officer, in conjunction with the acquisition of the Soy Peptide Series project. Pursuant to the terms of the Series A preferred stock Mr. Liu holds aggregate voting power equal to 25% of the combined voting power of our common stock and preferred stock. The percentage of voting power represented by the Series A preferred stock cannot be diluted by the issuance of additional shares of common stock. As a result, the holder or holders of the Series A preferred stock will always possess voting power equal 25% of the combined preferred stock and common stock. The Series A preferred stock also has a liquidation preference equal to its initial issue price that will be paid to the holders of the Series A preferred stock upon our liquidation, dissolution or winding up and prior to any distributions being made to holders of our common stock.

Our board of directors is authorized to issue up to the total of 2,000,000 shares of preferred stock, which includes the 1,000,000 shares of Series A preferred stock already issued, without any further action by the stockholders. Our board of directors may also divide the shares of preferred stock into series and fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by our board of directors will result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Dividends

We have not declared or paid any cash dividends to date, and we do not intend to declare any cash dividends on the shares of our common stock in the foreseeable future. Any future decision to pay dividends on shares of our common stock will be solely at the discretion of our board of directors.

Warrants

On November 28, 2005, we entered into a stock purchase and warrant agreement, pursuant to which we issued 12,500,000 units, each unit consisting of (a) one share of common stock and (b) three-tenths of one common stock purchase warrant, at a purchase price of $4.80 per unit. We issued warrants to purchase up to an aggregate of 4,887,500 shares of our common stock. These warrants have an exercise price of $4.80 per share. As of May 31, 2007, 3,683,758 shares of our common stock may be issued upon exercise of the warrants. All of these warrants expire on December 8, 2008.

Nevada Anti-Takeover Statutes

The “Combinations with Interested Stockholders” statutes, or Combinations Statutes, contained in Sections 78.411 through 78.444 (inclusive) of the NRS, may have the effect of delaying or making it more difficult to effect a change in control transactions or other business combinations that may be beneficial to stockholders. The Combinations Statutes generally prohibit a Nevada corporation with 200 or more stockholders of record from engaging in certain “combinations,” such as a merger or consolidation, with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the company before the person first became an interested stockholder. A “combination” means:

•	any merger or consolidation;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the corporation’s assets having a total market value equal to 5% or more of the total market value of all the assets of the corporation; or 5% or more of the total market value of all outstanding shares of the corporation or representing 10% or more of the earning power of the corporation; or

•

the issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation to stockholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation.

An “interested stockholder” generally means:

•	a person or group that owns 10% or more of a corporation’s outstanding voting securities; or

•

an affiliate or associate of the corporation that at any time during the past three years was the owner of 10% or more of the corporation’s then outstanding voting securities, unless the acquisition of the 10% or larger percentage was approved by the board of directors before the acquisition.

If this approval is not obtained, then after the expiration of the three-year period, the transaction may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders or if the value of the consideration to be paid by the interested stockholder equals or exceeds a threshold determined as provided in the statute.

The “Acquisition of Controlling Interest” statutes, or Control Share Statutes, contained in Sections 78.378 through 78.3793 (inclusive) of the NRS, govern acquisitions of a controlling interest of certain Nevada corporations. The Control Share Statutes will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless the amended and restated articles of incorporation or amended and restated bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Control Share Statutes will not apply to us. These provisions provide generally that any person that acquires a “controlling interest” acquires voting rights in the “control shares”, as defined in Section 78.3784 of the NRS, only as conferred by the stockholders of the corporation at a special or annual meeting. If control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of the Control Share Statutes, would enable that person to exercise:

•	one-fifth or more, but less than one third;

•	one-third or more, but less than a majority; or

•	a majority or more, of all of the voting power of the corporation in the election of directors.

Once an acquirer crosses any one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become control shares.

UNDERWRITING

We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. Piper Jaffray & Co. is acting as sole book-running manager for this offering and as representative of the underwriters. We and the selling stockholder have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Piper Jaffray & Co.	4,165,000
CIBC World Markets Corp.	1,615,000
Lazard Capital Markets LLC	1,615,000
Jefferies & Company, Inc.	765,000
Brean Murray, Carret & Co., LLC	340,000

Total	8,500,000

The underwriters have advised us and the selling stockholder that they propose to offer the shares to the public at $8.50 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.31 per share. The underwriters may allow, and the dealers may reallow, a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 1,275,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $850,000.

The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Paid by Us		Paid by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share underwriting discounts and commissions	$0.51	$0.51	$0.51	$0.51
Total underwriting discounts and commissions	4,080,000	4,730,250	255,000	255,000

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Piper Jaffray has informed us that neither it, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

We and each of our directors and executive officers, including the selling stockholder, are subject to lock-up agreements that prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus supplement without the prior written consent of Piper Jaffray. The lock-up agreement does not prohibit our directors and executive officers from transferring shares of our common stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up agreement does not prohibit us from issuing shares pursuant to our existing independent director agreements or employee equity plans or from issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus. The lock-up agreement also permits us to issue up to an aggregate of 1,800,000 shares of our common stock in connection with any potential acquisitions we may enter into during the lock-up period, subject to certain requirements, including that the recipients of such shares agree to be subject to a similar lock-up agreement for a period of 90 days beginning on the date such shares are issued. The lock-up provisions do not prevent us or the selling stockholder from selling shares to the underwriters pursuant to the purchase agreement, or us from granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus supplement.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray waives the extension in writing.

Our shares are quoted on the New York Stock Exchange under the symbol “AOB.”

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the New York Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses and prospectus supplements electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Selling Restrictions

Notice to Prospective Investors in Hong Kong

The shares of common stock described in this prospectus may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock described in this prospectus may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong, except if permitted to do so under the securities laws of Hong Kong, other than with respect to the shares of common stock described in this prospectus which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the shares of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares of common stock have not authorized and do not authorize the making of any offer of the shares of common stock through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares of common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of common stock, other than the underwriter, is authorized to make any further offer of the shares of common stock on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of our common stock offered in this prospectus is being passed upon for us by Beckley Singleton CHTD. Loeb & Loeb LLP is acting as our counsel with respect to certain federal securities law matters in this offering. Oriental Law Firm is acting as our counsel with respect to PRC intellectual property and regulatory matters. Latham & Watkins LLP is acting as counsel for the underwriters in this offering. Global Law Office is acting as counsel for the underwriters with respect to PRC intellectual property and regulatory matters. Brownstein Hyatt Farber Schreck, P.C. is acting as counsel for the underwriters with respect to Nevada law matters.

EXPERTS

Weinberg & Company, P.A., an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and management’s assessment are incorporated by reference in reliance on Weinberg & Company, P.A.’s reports, given on their authority as experts in accounting and auditing.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering. This discussion assumes that holders will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (a) U.S. federal non-income tax laws, such as gift or estate tax laws, (b) state, local or non-U.S. tax consequences, (c) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, taxpayers whose functional currency is not the U.S. dollar, or U.S. expatriates or former long-term residents of the United States, (d) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (e) the impact, if any, of the alternative minimum tax. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities.

This discussion is based on current provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is a U.S. person, and the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH

PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CON SEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

If we pay cash distributions to holders of shares of our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Any dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction, provided that certain holding period and other requirements are satisfied. With certain exceptions, and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to long-term capital gains for taxable years beginning on or before December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to the U.S. withholding tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

In general, upon a sale or other taxable disposition of shares of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received in such disposition and the U.S. holder’s adjusted tax basis in the share of common stock. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for such common stock exceeds one year. Capital gains recognized by U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum rate of 15% for tax years beginning on or before December 31, 2010, after which the maximum long-term capital gains rate is scheduled to increase to 20%. The deduction of capital losses is subject to various limitations.

Any gain recognized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder), (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the holder’s holding period) more than five percent of our common stock. A corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC (although no assurance can be given that we will not become a USRPHC in the future).

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. holder. Any such gains of a corporate non-U.S. holder also may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. In the case of a non-U.S. holder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our common stock to a non-corporate U.S. holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Back-up withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or a non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room and via the Securities and Exchange Commission’s website (see below for more information).

In connection with the common stock offered by this prospectus, we have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission. This prospectus, which constitutes a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits and schedules. For further information with respect to our common stock and us you should refer to that registration statement and its accompanying exhibits and schedules.

You may inspect a copy of the registration statement of which this prospectus is a part and its accompanying exhibits and schedules, as well as the reports, proxy statements and other information we file with the Securities and Exchange Commission, without charge at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including us. The address of the site is http://www.sec.gov.

In addition, we maintain a website that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.bioaobo.com. Our website, and the information contained on that site, or connected to that site, is not intended to be part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Proxy Statement filed October 17, 2006;

•	our Current Reports on Form 8-K filed May 6, 2007 (Item 5.02) and April 20, 2007 (Item 5.02); and

•	the description of our common stock contained in our registration statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities to which this prospectus relates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing to: American Oriental Bioengineering, Inc., 90 Park Avenue, 17th Floor, New York, NY 10016, Attn: Hong Zhu, Vice President of Investor Relations, or by telephone at (212) 786-7568, or by email at hzhu@bioaobo.com.

8,500,000 Shares

AMERICAN ORIENTAL

BIOENGINEERING, INC.

Common Stock

PROSPECTUS

Piper Jaffray

CIBC World Markets

Lazard Capital Markets

Jefferies & Company

Brean Murray, Carret & Co.

The date of this prospectus is June 27, 2007